SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended June 30, 2006

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.  333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996), THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.  333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC.  AND BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-34968) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-74414) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.  333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c. AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES
FORM 6-K FOR THE PERIOD ENDED JUNE 30, 2006

1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period January-June 2006

2.	Consolidated Financial Statements including Notes to Consolidated Financial Statements for the period January-June 2006.

3.	Environmental, Operating and Other Information

4.	Signatures

5.	Exhibit 1: Computation of Ratio of Earnings to Fixed Charges

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

GROUP RESULTS JANUARY – JUNE 2006

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
	2006	2005	2006	2005
	($ million)
Sales and other operating revenues from continuing operations (a)	72,428	58,320	137,485	110,666
Profit from continuing operations (a)	7,580	5,556	13,377	11,915
Profit for the period	7,658	5,660	13,352	12,323
Profit for the period attributable to BP shareholders	7,581	5,591	13,204	12,193

Profit attributable to BP shareholders per ordinary share – cents	37.49	26.30	64.89	57.09
Dividends payable per ordinary share – cents	9.825	8.925	19.20	17.425

(a)               Excludes Innovene which was treated as a discontinued operation in accordance with IFRS 5 ‘Non Current Assets Held for Sale and Discontinued Operations’.  See Note 3 for further details.

The financial information for 2005 has been restated to reflect the following, all with effect from 1 January 2006: (a) the transfer of three equity-accounted entities from Other businesses and corporate to Refining and Marketing following the sale of Innovene; (b) the transfer of certain mid-stream assets and activities from Refining and Marketing and Exploration and Production to Gas, Power and Renewables; and (c) the transfer of Hydrogen for Transport activities from Gas, Power and Renewables to Refining and Marketing.  See Note 2 for further details.

BP sold its Innovene operations in December 2005.  In the circumstances of discontinued operations, IFRSs require that the profits earned by the discontinued operations, in this case the Innovene operations, on sales to the continuing operations be eliminated on consolidation from the discontinued operations, and attributed to the continuing operations and vice versa.  This adjustment has two offsetting elements: the net margin on crude refined by Innovene as substantially all crude for their refineries was supplied by BP and most of the refined products manufactured are taken by BP; and the margin on sales of feedstock from BP’s US refineries to Innovene’s manufacturing plants. The profits attributable to individual segments were not affected by this adjustment.  Neither does this representation indicate the profits earned by continuing or Innovene operations, as if they were stand-alone entities, for past periods or likely to be earned in future periods.  Under US GAAP, Innovene operations would not be classified as discontinued operations due to BP’s continuing customer / supplier arrangements with Innovene.

The second quarter and first half trading environment was generally stronger than a year ago with higher oil and gas realizations and higher refining margins, but with lower overall marketing margins.  For the three months ended June 30, 2006 the Brent oil price increased $17.96 per barrel, the Henry Hub gas price was up $0.06 per mmbtu and the refining Global Indicator Margin increased $4.17 per barrel compared with a year ago.  For the half year, the Brent oil price was $16.07 per barrel higher, the Henry Hub gas price was $1.39 per mmbtu higher and the refining Global Indicator Margin was up $2.25 per barrel compared with a year ago.

Sales and other operating revenues from continuing operations for the three months ended June 30, 2006 were $72 billion compared with $58 billion for the equivalent period in 2005.  The increase in sales and other operating revenues (before the elimination of sales between businesses) for the second quarter reflects approximately $18 billion from higher prices related to marketing and other sales (spot and term contracts, oil and gas realizations and other sales), partially offset by a net decrease of approximately $4.5 billion from lower volumes of marketing and other sales and a decrease of around $0.5 billion related to lower production volumes of subsidiaries.

Sales and other operating revenues from continuing operations for the six months ended June 30, 2006 were $137 billion compared with $111 billion for the equivalent period in 2005.  The increase in sales and other operating revenues from continuing operations (before the elimination of sales between businesses) for the half year reflects approximately $34 billion from higher prices related to marketing and other sales (spot and term contracts, oil and gas realizations and other sales), partially offset by a net decrease of approximately $4 billion from lower volumes of marketing and other sales, a decrease of around $1 billion from foreign exchange movements due to sales in local currencies being translated into the US dollar and a decrease of around $1 billion related to lower production volumes of subsidiaries.

Profit attributable to BP shareholders for the three months ended June 30, 2006 was $7,581 million, including inventory holding gains of $1,148 million.  Profit for the three months ended June 30, 2005 was $5,591 million, including inventory holding gains of $610 million.  Inventory holding gains or losses represent the difference between the cost of sales calculated using the average cost of supplies incurred during the period and the cost of sales calculated using the first-in first-out method. Profit attributable to BP shareholders for the six months ended June 30, 2006 was $13,204 million, including inventory holding gains of $1,506 million.  Profit attributable to BP shareholders for the six months ended June 30, 2005 was $12,193 million, including inventory holding gains of $1,721 million.

The profit attributable to BP shareholders for the three months and six months ended June 30, 2006 includes a profit of $78 million and a loss of $25 million from Innovene operations, respectively.  The profit and loss for the three months and six months includes losses on re-measurement to fair value of Innovene operations of $88 million and $184 million respectively. The profit attributable to BP shareholders for the three months and six months ended June 30, 2005 includes profits of $104 million and $408 million from Innovene operations, respectively. Note 3 provides further financial information for Innovene.

Profit attributable to BP shareholders for the three months ended June 30, 2006:

•                       includes net gains on sales of assets of $330 million, primarily from interests in the North Sea and the Gulf of Mexico shelf assets in the USA, and fair value gains of $149 million on embedded derivatives relating to North Sea gas contracts (these embedded derivatives are fair valued at each period end with the resulting gains or losses taken to the income statement) in Exploration and Production;

•                       includes net gains of $147 million on disposals, and is after an impairment charge of $35 million and a charge of $76 million in respect of a donation to the BP Foundation in Refining and Marketing;

•                       includes net fair value gains on embedded derivatives of $107 million and is after a net loss on disposal of $1 million in the Gas, Power and Renewables segment; and

•                       includes a gain on disposal of $21 million and net fair value gains on embedded derivatives of $5 million in Other businesses and corporate.

Profit attributable to BP shareholders for the three months ended June 30, 2005:

•                       is after a net loss on disposal of $3 million and net fair value losses of $674 million on embedded derivatives in certain long-term gas contracts (these embedded derivatives are fair valued at each period end with the resulting gains or losses taken to the income statement) in Exploration and Production;

•                       includes a net gain of $75 million on the disposal of retail assets, and is after a charge of $700 million in respect of all fatality and personal injury compensation claims associated with the incident at the Texas City refinery in March 2005 and a charge of $33 million for the impairment of an equity-accounted entity in Refining and Marketing;

•                       includes net fair value gains on embedded derivatives of $67 million and a gain of $20 million on the disposal of an NGL plant in the US in Gas, Power and Renewables;

•                       includes gains on disposal of businesses and fixed assets of $34 million and a credit of $22 million relating to the reversal of environmental provisions no longer required, and is after a charge of $28 million relating to the separation of the olefins and derivative and net fair value losses on embedded derivatives of $14 million in Other businesses and corporate.

Profit attributable to BP shareholders for the six months ended June 30, 2006:

•                       includes net gains on sales of assets of $339 million, primarily from interests in the North Sea and the Gulf of Mexico shelf assets in the USA, and is after fair value losses of $246 million on embedded derivatives relating to North Sea gas contracts in Exploration and Production;

•                       includes net gains on disposals of $711 million and is after a charge of $76 million in respect of a donation to the BP Foundation and an impairment charge of $35 million in Refining and Marketing;

•                       includes net fair value gains on embedded derivatives of $52 million and is after a net loss on disposal of $1 million in the Gas, Power and Renewables segment; and

•                       includes a gain on disposal of $22 million and net fair value gains on embedded derivatives of $13 million in Other businesses and corporate.

Profit attributable to BP shareholders for the six months ended June 30, 2005:

•                       includes gains of $1,067 million on the sales of assets, primarily from our interest in the Ormen Lange field, and is after charges for impairment of $130 million relating to fields in the UK North Sea and net fair value losses of $834 million on embedded derivatives in Exploration and Production;

•                       includes net gains of $89 million on the sale of retail and marketing assets, and is after a charge of $700 million in respect of all fatality and personal injury compensation claims associated with the incident at the Texas City refinery on March 23, 2005, an impairment charge of $41 million and a further charge of $33 million for the impairment of an equity-accounted entity;

•                       includes a net gain of $63 million on disposal of BP’s interest in Interconnector UK Ltd., a gain of $20 million on the disposal of an NGL plant in the US and net fair value gains of $109 million on embedded derivatives in the Gas, Power and Renewables segment; and

•                       includes net gains on disposal of businesses and fixed assets of $34 million and a credit of $22 million relating to the reversal of environmental provisions no longer required, and is after a charge of $71 million relating to the separation of the olefins and derivatives business and net fair value losses of $18 million on embedded derivatives in Other businesses and corporate.

Finance cost for continuing operations for the three months and six months ended June 30, 2006 was $153 million and $344 million respectively, compared with $128 million and $300 million in the same periods of 2005. The increase for the three months ended June 30, 2006 primarily reflects higher interest costs partially offset by an increase in capitalized interest. The increase for the six months ended June 30, 2006 reflects higher interest rates and costs, partially offset by an increase in capitalized interest.  These factors more than offset the absence of costs that were incurred in the first half of 2005 in respect of the early redemption of finance leases.

Other finance income and expense for continuing operations for the three month and six months ended June 30, 2006 was a credit of $46 million and $94 million respectively, compared with charges of $35 million and $65 million in the same periods of 2005.  The decreases for the three months and six months ended June 30, 2006 primarily reflect a reduction in net pension finance costs.

Net taxation for continuing operations, other than production taxes, charged for the three months and six months ended June 30, 2006 was $3,626 million and $6,555 million respectively, compared with $2,291 million and $4,770 million in the equivalent periods last year.  The effective tax rate for three months and six months ended June 30, 2006 was 32% and 33% respectively, compared with 29% for the equivalent periods of 2005.  The increase in the rate in both periods reflects the higher level of provision write-backs in 2005.

In addition to the factors above, the increase in profit for the period attributable to BP shareholders for the second quarter reflects higher oil realizations, marginally higher gas realizations, higher refining margins, supply optimization benefits, increased contributions from the trading and marketing business and better operational performance in the natural gas liquids business, partially offset by the impact of reduced throughputs at the Texas City refinery, lower overall marketing margins, higher costs and adverse impacts from IFRS fair value accounting.

The primary additional factors contributing to the increase in profit for the period attributable to BP shareholders for the six months ended June 30, 2006 are higher oil and gas realizations, higher refining margins, supply optimization benefits and higher contributions from the operating businesses in the Gas, Power and Renewables segment, partially offset by lower production volumes, the impact of reduced throughputs at the Texas City refinery, lower overall marketing margins, higher costs and adverse impacts from IFRS fair value accounting.

Capital expenditure and acquisitions in the second quarter and half year 2006 was $3.7 billion and $7.0 billion respectively.  There were no significant acquisitions.  Capital expenditure and acquisitions for the second quarter and half year 2005 was $3.3 billion and $6.1 billion respectively.  Disposal proceeds in the second quarter and half year 2006 were $2.0 billion and $2.6 billion respectively and in the second quarter and half year 2005 disposal proceeds were $0.4 billion and $1.8 billion respectively.

Net cash provided by operating activities for the three months ended June 30, 2006 was $9.1billion compared with $6.7 billion for the equivalent period of 2005, reflecting higher profit before taxation from continuing operations, lower working capital requirements and the absence of a net cash outflow from Innovene operations, partially offset by lower dividends from jointly controlled entities and associates, higher earnings from jointly controlled entities and associates, a lower net credit for provisions, less payments, and higher interest paid.  Net cash used in investing activities was $1.5 billion compared with $2.7 billion for the equivalent period of 2005, reflecting higher proceeds from the sale of fixed assets, partially offset by higher capital expenditure.

Net cash provided by operating activities for the six months ended June 30, 2006 was $18.1 billion compared with $16.1 billion for the equivalent period of 2005, reflecting higher profit before taxation from continuing operations and lower working capital requirements, partially offset by higher taxes paid, a lower net credit for provisions, less payments, and higher interest paid.  Net cash used in investing activities was $4.3 billion compared with $4.2 billion for the equivalent period of 2005, reflecting higher proceeds from the disposal of businesses and fixed assets almost fully offset by higher capital expenditure.

Net debt at June 30, 2006 was $14.4 billion compared with $16.2 billion at December 31, 2005.  The ratio of net debt to net debt plus equity was 15% at June 30, 2006 compared with 17% at December 31, 2005. This ratio shows the proportion of debt and equity used to finance our operations, and can also be used to measure borrowing capacity.  In addition to reported debt, BP uses conventional off balance sheet sources of finance such as operating leases and joint venture and associate borrowings.

The Group has access to other sources of liquidity in the form of committed facilities and other funding through the capital markets.  BP believes that, taking into account the substantial amounts of undrawn borrowing facilities available, the Group has sufficient working capital for foreseeable requirements.

In the normal course of business the Group has entered into certain long-term purchase commitments principally relating to take or pay contracts for the purchase of natural gas, crude oil and chemicals feedstocks and throughput arrangements for pipelines.  The Group expects to fulfil its obligations under these arrangements with no adverse consequences to the Group’s results of operations or financial condition.

On July 25, BP announced a quarterly dividend of 9.825 cents per ordinary share, which was paid on September 5, 2006 to shareholders on the register on August 11, 2006.  Holders of ordinary shares received 5.324 pence per share and holders of American Depositary Receipts (ADRs) $0.5895 per ADS.  Participants in the Dividend Reinvestment Plan or the dividend reinvestment plan facility in the US Direct Access Plan received the dividend in the form of shares, also on September 5, 2006.  The Company repurchased 376 million of its own shares during the quarter, at a cost of $4.5 billion. During the half year, 725 million shares were repurchased and at a cost of $8.5 billion.

DETAILED REVIEW OF BUSINESSES

EXPLORATION AND PRODUCTION

		Three months ended June 30		Six months ended June 30
		(Unaudited)		(Unaudited)
		2006	2005	2006	2005

Sale and other operating revenues from continuing operations	- $m	13,495	10,934	27,413	21,120

Profit before interest and tax from continuing operations(a)	- $m	7,827	5,904	14,643	12,393
Results include:
Exploration expense	- $m	97	139	286	299
Of which: Exploration expenditure written off	- $m	13	47	127	131

Key Statistics:
Crude oil
- Average prices realized by BP	- $/bbl	65.96	47.79	62.08	45.60
- Production for subsidiaries	- mb/d	1,203	1,320	1,217	1,316
- Production for equity-accounted entities	- mb/d	1,152	1,117	1,141	1,105
Natural gas liquids
- Average prices realized by BP	- $/bbl	37.80	29.86	36.66	28.99
- Production for subsidiaries	- mb/d	170	176	169	180
- Production for equity-accounted entities	- mb/d	6	6	5	5
Total liquids(b)
- Average prices realized by BP	- $/bbl	62.86	45.95	59.36	43.85
- Production for subsidiaries	- mb/d	1,373	1,496	1,386	1,496
- Production for equity-accounted entities	- mb/d	1,158	1,123	1,146	1,110
Natural gas
- Average prices realized by BP	- $/mcf	4.44	4.38	4.99	4.32
- Production for subsidiaries	- mmcf/d	7,620	7,813	7,660	7,820
- Production for equity-accounted entities	- mmcf/d	1,004	848	1,008	883
Total hydrocarbons(c)
- Average prices realized by BP	- $/boe	44.58	36.11	44.39	34.86
- Production for subsidiaries	- mboe/d	2,686	2,843	2,706	2,844
- Production for equity-accounted entities	- mboe/d	1,332	1,269	1,320	1,263
Brent oil price	- $/bbl	69.59	51.63	65.71	49.64
West Texas Intermediate oil price	- $/bbl	70.46	53.08	66.89	51.52
Alaska North Slope US West Coast oil price	- $/bbl	68.84	50.10	64.89	47.64
Henry Hub gas price (d)	- $/mmbtu	6.80	6.74	7.90	6.51
UK Gas – National Balancing Point	- p/therm	34.55	30.15	52.70	34.02

 (a)    Includes profit after interest and tax of equity-accounted entities.

 (b)    Crude oil and natural gas liquids.

 (c)    Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

 (d)    Henry Hub First of the Month Index.

Sales and other operating revenues for the three months ended June 30, 2006 were $13 billion, compared with $11 billion in the corresponding period in 2005, primarily reflecting an increase of around $3 billion related to higher liquids and gas realizations partly offset by a decrease of around $0.5 billion due to lower volumes of subsidiaries.

Sales and other operating revenues for the six months ended June 30, 2006 were $27 billion, compared with $21 billion in the corresponding period in 2005, primarily reflecting an increase of around $7 billion related to higher liquids and gas realizations partly offset by a decrease of around $1 billion due to lower volumes of subsidiaries.

Profit before interest and tax for the three months ended June 30, 2006 was $7,827 million, including inventory holding gains of $1 million, net gains on disposal of $330 million (primarily from interests in the North Sea and the Gulf of Mexico shelf assets in the USA) and fair value gains of $149 million on embedded derivatives relating to North Sea gas contracts.  These embedded derivatives are fair valued at each period end with the resulting gains or losses taken to the income statement.  Profit before interest and tax for the three months ended June 30, 2005 was $5,904 million, including inventory holding gains of $3 million, and is after net fair value losses of $674 million on embedded derivatives relating to North Sea gas contracts and net losses on disposal of $3 million.

In addition to the factors above, the primary reasons for the increase in profit for the three months ended June 30, 2006 compared with the three months ended June 30, 2005 are higher liquid realizations and marginally higher gas realizations contributing around $2,300 million, partially offset by the impact of lower volumes of around $950 million due to change in production mix and divestments and higher costs of approximately $350 million reflecting the impact of sector-specific inflation, increased integrity spend, repairs and revenue investment.

Profit before interest and tax for the six months ended June 30, 2006 was $14,643 million, including net gains on sales of assets of $339 million (primarily from interests in the North Sea and the Gulf of Mexico shelf assets in the USA) and is after inventory holding losses of $6 million and fair value losses of $246 million on embedded derivatives relating to North Sea gas contracts.  Profit before interest and tax for the six months ended June 30, 2005 was $12,393 million, including inventory holding gains of $8 million and gains of $1,067 million on the sales of assets, primarily from our interest in the Ormen Lange field, and is after charges for impairment of $130 million relating to fields in the UK North Sea and net fair value losses of $834 million on embedded derivatives.

In addition to the factors above, the primary reasons for the increase in profit before interest and tax for the six months ended June 30, 2006 compared with the six months ended June 30, 2005 are higher realizations contributing around $4,900 million partially offset by the impact of lower volumes of around $1,600 million and higher costs of around $550 million reflecting sector-specific inflation, increased integrity spend, repairs and revenue investment.

Production for the second quarter of 2006 was 2,686 mboe/d for subsidiaries and 1,332 mboe/d for equity-accounted entities compared with 2,843 mboe/d and 1,269 mboe/d respectively, a year ago. For subsidiaries, the decrease primarily reflects the effect of disposals, with growth in the new profit centres being offset by decline in existing profit centres. For equity-accounted entities, the increase primarily reflects increased production from TNK-BP, partially offset by the effect of disposals.

Three new projects started up in the second quarter of 2006.  In Azerbaijan, the BTC pipeline was successfully completed, with the first lifting from Ceyhan in Turkey in June.  In Algeria, first gas was produced from our In Amenas project in June.  In Egypt the Temsah redevelopment project started production in April, ahead of schedule.  Additionally, in June we signed a framework agreement for the development of a new LNG plant – Damietta 2.

Offshore repair work on Thunder Horse is proceeding and we anticipate having approval to introduce hydrocarbons to the facilities in the third quarter.  Recent work has focused on testing of the subsea equipment in readiness for start-up. However, during a routine hydrotest we experienced two leaks in a subsea manifold. We are taking a precautionary approach and are fully investigating the events before starting up the platform. Subject to a satisfactory outcome of these investigations our current plan anticipates replacing just the damaged subsea equipment. Depending upon weather, this would enable a start-up of production in early 2007.

We had further exploration success in Angola with the Urano oil discovery in ultra-deepwater Block 31, bringing the number of successful discoveries that BP has drilled in the Block to ten.

During the quarter, we completed the sale of our Gulf of Mexico Shelf assets to Apache.  Certain participants in these fields exercised their right of pre-emption, and completion of these transactions is expected in the third quarter of 2006.  We also completed the sales of our 4.84% interest in the Statfjord oil and gas field and of our interest in the Luva gas discovery, both in the North Sea.  In May, we announced our intention to sell our exploration and production and gas infrastructure business in the Netherlands.  In June, TNK-BP announced that it had reached agreement to sell its Urdmurtneft assets to Sinopec.  Since the end of the quarter we have announced the sale of our 28% interest in the Shenzi discovery in the Gulf of Mexico to Repsol for $2,145 million.

On August 7, 2006 we announced that we had begun an orderly and phased shut down of the Prudhoe Bay field in Alaska following discovery of corrosion in the oil transit pipelines on the eastern side of the field. It was a precautionary move made in order to ensure that we did not take unacceptable risks regarding the safety of our operation and protection of the natural environment. On August 11, we announced that we will continue production from the western side of the field after close consultation with federal and state regulatory agencies and review of inspections data. BP has shut down the transit lines from the eastern areas of the field and is working closely with the US Department of Transportation and the Alaska Department of Environmental Conservation, among others to restore production safely and as quickly as possible. Current production from Prudhoe Bay is around 200,000 barrels of oil and natural gas liquids per day (BP has a 26% interest in the Prudhoe Bay field). Production from the eastern area (which is still shut-in) was approximately 180,000 barrels per day prior to the shut-in.

BP will replace the main oil transit lines (16 miles) in both the Eastern and Western Operating Areas of Prudhoe Bay and expects to complete this early next year. BP’s West Coast refining and marketing system remains adequately supplied in the short term and no disruptions of crude or fuel supplies are expected at this time. BP has been purchasing crude oil on the global market to help cover the shortfall in Prudhoe Bay output.

REFINING AND MARKETING

		Three months ended June 30		Six months ended June 30
		(Unaudited)		(Unaudited)
		2006	2005	2006	2005
Sales and other operating revenues from continuing operations	- $m	64,025	53,164	119,905	99,173

Profit before interest and tax from continuing operations(a)	- $m	3,492	1,932	5,530	4,285

Key statistics:
Refinery throughputs	- mb/d	2,289	2,536	2,156	2,523
Refining availability(b)	- %	86.4	93.1	83.1	94.1
Global Indicator Refining Margin(c)	- $/bbl	12.59	8.42	9.44	7.19

(a)                       Includes profit after interest and tax of equity-accounted entities.

(b)                      Refining availability is defined as the ratio of units which are available for processing, regardless of whether they are actually being used, to total capacity.  Where there is planned maintenance, such capacity is not regarded as being available.  During the first half of 2006, there was planned maintenance of a substantial part of the Texas City refinery.

(c)                       The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

The changes in sales and other operating revenues are described in more detail below:

		Three months ended June 30		Six months ended June 30
		(Unaudited)		(Unaudited)
		2006	2005	2006	2005
Sale of crude oil through spot and term contracts	- $m	11,665	8,157	22,912	14,840
Marketing, spot and term sales of refined products	- $m	48,108	38,602	88,161	72,877
Other sales including non-oil and to other segments	- $m	4,252	6,405	8,832	11,456
		64,025	53,164	119,905	99,173
Sale of crude oil through spot term contracts	- mb/d	2,473	2,446	2,602	2,475
Marketing, spot and term sales of refined products	- mb/d	5,558	6,091	5,794	6,109

Sales and other operating revenues for the three months ended June 30, 2006 were $64 billion compared with $53 billion for the same period in the prior year.  Marketing, spot and term sales of refined products increased by $9 billion due to higher prices of around $12 billion partly offset by lower volumes of $3 billion.  Sales of crude oil through spot and term contracts increased by $4 billion due to higher prices of $3 billion and higher volumes of $1 billion.  Other sales decreased by $2 billion primarily due to lower volumes.

Sales and other operating revenues for the six months ended June 30, 2006 were $120 billion compared with $99 billion for the same period in the prior year.  Marketing, spot and term sales of refined products increased by $15 billion due to higher prices of $19 billion partly offset by lower volumes of around $3 billion and a negative foreign exchange impact due to a stronger dollar of $1 billion.  Sales of crude oil through spot and term contracts increased by $9 billion primarily due to higher prices of $7 billion and higher volumes of $2 billion. Other sales decreased by around $2 billion primarily due to lower volumes.

Profit before interest and tax for the three months ended June 30, 2006 was $3,492 million, including inventory holding gains of $1,136 million and net gains of $147 million on disposal, and is after an impairment charge of $35 million and a charge of $76 million in respect of a donation to the BP Foundation.

Profit before interest and tax for the three months ended June 30, 2005 was $1,932 million, including inventory holding gains of $659 million and a net gain of $75 million on the disposal of retail assets, and is after a charge of $33 million for the impairment of an equity-accounted entity and a charge of $700 million in respect of fatality and personal injury compensation claims associated with the incident at the Texas City refinery in March 2005.  A further $500 million was charged in the three months ended December 31, 2005.

The primary additional reasons for the increase in profit before interest and tax for the three months ended June 30, 2006 compared with the three months ended June 30, 2005 are higher refining margins contributing around $900 million and supply optimization benefits of around $300 million, partially offset by a reduction of around $460 million in respect of reduced throughputs at the Texas City refinery, including the impact on associated businesses, and a reduction of around $430 million due to lower overall marketing margins.

Profit before interest and tax for the six months ended June 30, 2006 was $5,530 million, including inventory holding gains of $1,562 million and net gains on disposals of $711 million (related primarily to the disposal of BP’s shareholding in Zhenhai Refining and Chemicals Company to Sinopec, the sale of BP’s Czech Republic retail network to Österreichische Mineralöl Verwaitung Aktiengesellschaft (OMV), and the sale of BP’s shareholding in Eiffage, the French based construction company), and is after an impairment charge of $35 million and a charge of $76 million in respect of a donation to the BP Foundation.

Profit before interest and tax for the six months ended June 30, 2005 was $4,285 million, including inventory holding gains of $1,601 million and net gains of $89 million on the sale of retail and marketing assets, and is after a charge of $700 million in respect of fatality and personal injury compensation claims associated with the incident at the Texas City refinery in March 2005, an impairment charge of $41 million and a further charge of $33 million for the impairment of an equity-accounted entity.

The primary additional factors reflected in the increase in profit before interest and tax for the six months ended June 30, 2006, compared with the six months ended June 30, 2005 were higher refining margins contributing approximately $830 million and supply optimization benefits of around $580 million.  These were offset by a reduction of around $1,110 million in respect of reduced throughputs at the Texas City refinery, including the impact on associated businesses, and a reduction of around $410 million due to lower overall marketing margins.

Refining throughputs for the quarter and first half were 2,289 mb/d and 2,156 mb/d respectively, lower than last year mainly due to the phased start-up of production at our Texas City refinery. Recommissioning of the site began at the end of March, with current throughput of 200 mb/d. Our focus is to continue re-commissioning the site safely and to bring it back onstream in a phased manner. The site will not be fully operational until 2007.  Excluding the Texas City refinery, refining availability for the second quarter of 2006 was 95.7%, slightly ahead of the second quarter of 2005.

Marketing volumes were 3,876 mb/d in the second quarter and 3,851 mb/d for the first half of the year, slightly lower than the comparative periods in the previous year mainly due to divestments.

BP announced plans to invest $500 million over the next ten years to establish a dedicated bioscience research laboratory.  The BP Energy Biosciences Institute (EBI) is planned to be the first of its kind in the world and to be attached to a major academic centre.  During the quarter, BP and DuPont announced the creation of a partnership to develop, produce and market a next generation of biofuels. The companies’ joint strategy is to deliver advanced biofuels that will provide improved options for expanding energy supplies and accelerate the move to renewable transportation fuels which lower overall greenhouse gas emissions. The first product to market is expected to be biobutanol, which will be introduced in the United Kingdom as a gasoline bio-component.

Also during the quarter, BP announced its intention to sell its Coryton Refinery in Essex, UK which processes 172,000 barrels of crude oil a day. BP is in initial discussions with a number of potential buyers.

In addition to the TET physical propane case referred to in BP’s Annual Report on Form 20-F/A for 2005, the Commodity Futures Trading Commission (CFTC) is currently investigating various aspects of BP’s crude oil trading and storage activities in the US since 2003 and has made various formal and informal requests for information.  BP has provided, and continues to provide, responsive data and other information to these requests. The CFTC is also conducting an investigation into BP’s trading of unleaded gasoline futures contracts in 2002.  BP has provided responsive documents and witness testimony.  BP understands that the U.S.  Attorney for the Northern District of Illinois will also be conducting an investigation into BP’s gasoline trading. In addition, BP has initiated a review by independant external auditors of the compliance systems in its US trading business.

GAS, POWER AND RENEWABLES

		Three months ended June 30		Six months ended June 30
		(Unaudited)		(Unaudited)
		2006	2005	2006	2005
Sales and other operating revenues from continuing operations	- $m	5,735	5,817	12,714	12,278

Profit before interest and tax from continuing operations(a)	- $m	463	175	701	601

(a)     Includes profit after interest and tax of equity-accounted entities.

The changes in sales and other operating revenues are explained below in more detail:

		Three months ended June 30		Six months ended June 30
		(Unaudited)		(Unaudited)
		2006	2005	2006	2005
Gas marketing sales	- $m	3,151	3,949	6,950	7,870
Other sales (including NGL marketing)	- $m	2,584	1,868	5,764	4,408
		5,735	5,817	12,714	12,278
Gas marketing sales volumes	- mb/d	5,092	5,933	4,889	6,028
Natural gas sales by Exploration and Production	- mb/d	4,813	4,496	4,899	4,520

Sales and other operating revenues for the three months ended June 30, 2006 were $5.7 billion compared with $5.8 billion for the same period in 2005.  Gas marketing sales decreased by $0.8 reflecting price decreases of $0.2 and lower volumes of $0.6 billion.  Other sales (including NGL marketing) increased by $0.7 billion reflecting $0.5 billion related to higher prices and $0.2 billion related to higher volumes.

Sales and other operating revenues for the six months ended June 30, 2006 were $12.7 billion compared with $12.3 billion for the same period in 2005.  Gas marketing sales decreased by $0.9 billion as price increases of $0.6 billion were more than offset by lower volumes of $1.5 billion.  Other sales (including NGL marketing) increased by $1.3 billion reflecting $0.8 billion related to higher prices and $0.5 billion related to higher volumes.

Profit before interest and tax for the three months ended June 30, 2006 was $463 million including inventory holding gains of $10 million and net fair value gains on embedded derivatives of $107 million.  Profit before interest and tax for the three months ended June 30, 2005 was $175 million, including net fair value gains on embedded derivatives of $67 million and a gain of $20 million on the disposal of an NGL plant in the US, and is after inventory holding losses of $14 million.

The primary additional factors reflected in the increase in profit before interest and tax for the three months ended June 30, 2006 compared with the equivalent period in 2005 are increased contributions from the gas trading and marketing business of around $220 million and better operational performance in the natural gas liquids business of around $80 million. This was partly offset by a negative impact from IFRS fair value accounting charges of around $80 million.

Profit before interest and tax for the six months ended June 30, 2006 was $701 million, including net fair value gains of $52 million on embedded derivatives, and is after inventory holding losses of $53 million. Profit before interest and tax for the six months ended June 30, 2005 was $601 million, including a gain of $63 million on the disposal of BP’s interest in Interconnector UK Ltd., a gain of $20 million on the disposal of an NGL plant in the US and net fair value gains of $109 million on embedded derivatives.  There were no inventory holding gains or losses.

The primary additional factors contributing to the increase in profit before interest and tax for the six months ended June 30, 2006 are higher contributions from the operating businesses of around $450 million, partially offset by higher IFRS fair value accounting charges of $150 million.

In June, operations started at China’s first liquefied natural gas (LNG) import and re-gasification terminal at Shengzhen, Guangdong province (BP share 30%) with an initial cargo of LNG from the North West Shelf Venture in Australia in which BP is also a partner.  As part of BP Alternative Energy’s strategy, we entered into a strategic alliance with Clipper Windpower plc and signed an agreement with GE to jointly develop and deploy hydrogen power projects.

BP announced on August 15, that it had purchased Greenlight Energy, Inc., a US-based developer of wind power generation projects, for a consideration of some $98 million, excluding working capital and tax adjustments. The purchase will allow BP to accelerate its plans to develop a leading wind power business in North America.

OTHER BUSINESSES AND CORPORATE

		Three months ended June 30		Six months ended June 30
		(Unaudited)		(Unaudited)
		2006	2005	2006	2005
Sales and other operating revenues from continuing operations	- $m	252	174	458	346

Profit (loss) before interest and tax from continuing operations(a)	- $m	(192)	(156)	(407)	(327)

(a)     Includes profit (loss) after interest and tax of equity-accounted entities.

Other businesses and corporate comprises Finance, the Group’s aluminium asset, interest income and costs relating to corporate activities.

The loss before interest and tax for the three months ended June 30, 2006 was $192 million, including inventory holding gains of $1 million, a gain on disposal of $21 million and net fair value gains on embedded derivatives of $5 million. The loss before interest and tax for the three months ended June 30, 2005 was $156 million, including gains on disposal of businesses and fixed assets of $34 million and a credit of $22 million relating to the reversal of environmental provisions no longer required, and is after net fair value losses on embedded derivatives of $14 million and a charge of $28 million in respect of the separation of the olefins and derivatives businesses.

The loss before interest and tax for the six months ended June 30, 2006 was $407 million, including inventory holding gains of $3 million, a net gain on disposal of $22 million and net fair value gains on embedded derivatives of $13 million. The loss before interest and tax for the six months ended June 30, 2005 was $327 million, including net gains on disposal of businesses and fixed assets of $34 million and a credit of $22 million relating to the reversal of environmental provisions no longer required, and is after net fair value losses on embedded derivatives of $18 million and a charge of $71 million in respect of the separation of the olefins and derivatives businesses.

OUTLOOK STATEMENT

World economic growth has been sustained. US economic growth appears to have slowed compared to the first quarter, but Europe appears to have grown faster; growth in other regions has been sustained. The near-term global outlook appears resilient.

Crude oil prices averaged $69.59 per barrel (Dated Brent) in the second quarter of 2006, an increase of nearly $8 per barrel from the first quarter and $18 per barrel above the same period last year. Prices rose in face of heightened geopolitical concerns. Demand is growing strongly in China and the Middle East, offsetting weakness in the US and Europe. Ample inventories and increased spare OPEC production capacity have failed to stem the increase. Oil prices are expected to remain strong.

US natural gas prices averaged $6.80/mmbtu (Henry Hub First of Month Index) in the second quarter, $2.21/mmbtu below the first quarter. Gas prices traded below parity with residual fuel oil during the quarter.  Onshore gas supplies and net imports have grown; recovery of hurricane-affected production has continued. Working gas inventories at the end of June were 29% above the five-year average. US gas prices have generally remained below resid parity so far in the third quarter.

UK gas prices (NBP day-ahead) fell in the second quarter to average 34.6 pence per therm, compared to 70 pence per therm in the first quarter, but 15% higher than in the second quarter of 2005. The Rough storage facility has re-opened and inventories are expected to reach normal levels by October, but concerns over winter supply have led NBP futures to remain above 75 pence per therm.

Global average refining margins rose sharply to $12.59/bbl in the second quarter of 2006 compared with $6.28/bbl in the first quarter. A heavy US refinery maintenance programme extended into the second quarter and coincided with the switch from MTBE to ethanol for reformulated gasolines. Margins increased strongly to encourage sufficient product imports from abroad. So far in the third quarter, margins have remained strong but have now begun to weaken following the end of the summer driving season.

Although retail margins deteriorated in April they recovered in May and June on the back of movements in the cost of product.  This has resulted in overall second quarter retail margins being slightly ahead of the first quarter. So far in the third quarter, following a small further rise in July, wholesale gasoline prices have been falling given the high inventory levels and the low threat of supply disruptions from hurricanes; marketing margins are therefore expected to remain volatile.

The UK Government’s announced increase in the North Sea supplemental tax rate has been enacted. This increase will have two effects; first to create a one-time deferred tax charge and second to increase current tax to reflect the 2006 impact of the proposed higher rate, which is retroactive to the start of the year. The full year aggregate effective tax rate is expected to be around 39%.

We have 16 major projects currently under development scheduled to start up in the 2007-9 period, and a further 11 under appraisal. Beyond 2009 we now see a further 26 major projects which are expected to be developed.

Our previous guidance was that full year 2006 production would be between 2.8 and 2.85 mmboe/d for subsidiaries and between 1.3 and 1.35 mmboe/d for equity-accounted entities, after adjusting for divestments and the impact of higher prices on entitlements under production sharing contracts. On the basis of divestments announced in 2006 to date, and assuming that oil prices remain at around $70/barrel, the adjustment for divestments is expected to amount to around 41 mboe/d and 24 mboe/d for subsidiaries and equity-accounted entities respectively, this year, and the adjustment for price impact is expected to amount to around 45 mboe/d for subsidiaries this year. At this time it is uncertain what impact the shutdown of the Eastern Operating Area of Prudhoe Bay will have on 2006 production.

Capital expenditure excluding acquisitions is expected to be between $15.5 billion and $16 billion for the year, greater than previously estimated as a result of higher sector-specific inflation, driven by high oil prices. Divestment proceeds are also expected to be significantly higher than previously estimated at more than $6 billion.

FORWARD-LOOKING STATEMENTS

In order to utilize the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. The foregoing discussion, in particular, although not limited to, the statements under ‘Group Results’, ‘Exploration and Production’, ‘Refining and Marketing’, and ‘Outlook’, with regard to BP’s capital expenditure costs, demand, growth and other trend projections, future performance margins, prices, production, including full year production, the timing of new fields to start production and the timing of production from the Thunder Horse platform, the timings for the bringing on stream of units at the Texas City refinery and the expected timing for that site to be fully operational, the expected timing for the replacement of the main oil transit lines from Prudhoe Bay, expectations regarding supply to BP’s West Coast refining and marketing systems, working capital, fulfilment of contract obligations and timing for completion of transactions are all forward-looking in nature. Forward-looking statements are also identified by such phrases as ‘will’, ‘expects’, ‘is expected to’, ‘should’, ‘may’, ‘is likely to’, ‘intends’, ‘plans’, ‘appears’ and ‘believes’. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements; future levels of industry product supply, demand and pricing; the timing of bringing new fields onstream; exchange rate fluctuations; operational problems; general economic conditions, including inflationary pressure, political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; successful partnering; the actions of competitors; the actions of competitors and third party suppliers of facilities and services; natural disasters and prolonged adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed elsewhere in this report. These and other factors may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Additional information, including information on factors which may affect BP’s business, is contained in BP’s Annual Report and Annual Accounts for 2005 and the Annual Report on Form 20-F/A for 2005 filed with the US Securities and Exchange Commission.

DIVIDENDS PAYABLE

On July 25, 2006, BP p.l.c. announced a quarterly dividend of 9.825 cents per ordinary share of 25 cents (ordinary shares) to be paid in September, representing $0.5895 per American Depositary Share (ADS).  The record date for qualifying US resident holders of American Depositary Shares as well as holders of ordinary shares was August 11, 2006, and payment was made on September 5, 2006.

A dividend reinvestment facility is available for holders of ADSs through JPMorgan Chase Bank.  Participants in the dividend reinvestment facility included in the US Direct Access Plan received the dividend in the form of shares on September 5, 2006.

BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
	2006	2005	2006	2005
	($ million, except per share amounts)
Sales and other operating revenues (Note 4)	72,428	58,320	137,485	110,666
Earnings from jointly controlled entities – after interest and tax (Note 17)	818	742	1,391	1,228
Earnings from associates – after interest and tax (Note 17)	114	101	229	215
Interest and other revenues	106	105	304	271
Total revenues	73,466	59,268	139,409	112,380
Gains on sale of businesses and fixed assets	541	136	1,138	1,298
Total revenues and other income	74,007	59,404	140,547	113,678
Purchases	50,723	38,988	96,311	73,032
Production and manufacturing expenses	5,376	5,682	10,593	10,384
Production and similar taxes (Note 5)	855	697	1,787	1,346
Depreciation, depletion and amortization	2,308	2,232	4,492	4,379
Impairment and losses on sale of businesses and fixed assets	80	10	103	196
Exploration expense (Note 5)	97	139	286	299
Distribution and administration expenses	3,516	3,025	6,612	6,249
Fair value (gain) loss on embedded derivatives	(261)	621	181	743
Profit before interest and taxation from continuing operations	11,313	8,010	20,182	17,050
Finance costs (Note 6)	153	128	344	300
Other finance (income) expense (Note 7)	(46)	35	(94)	65
Profit before taxation from continuing operations	11,206	7,847	19,932	16,685
Taxation	3,626	2,291	6,555	4,770
Profit from continuing operations	7,580	5,556	13,377	11,915
Profit (loss) from Innovene operations (Note 3)	78	104	(25)	408
Profit for the period (a)	7,658	5,660	13,352	12,323
Attributable to:
BP shareholders	7,581	5,591	13,204	12,193
Minority interest	77	69	148	130
	7,658	5,660	13,352	12,323

Earnings per ordinary share – cents (a) (Note 12)
Profit attributable to BP shareholders
Basic	37.49	26.30	64.89	57.09
Diluted	37.12	25.94	64.25	56.30

Profit from continuing operations attributable to BP shareholders
Basic	37.12	25.81	65.02	55.18
Diluted	36.74	25.45	64.37	54.42

Earnings per American Depositary share – cents (a)
Profit attributable to BP shareholders
Basic	224.94	157.80	389.34	342.54
Diluted	222.72	155.64	385.50	337.80

(a)               A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of International Financial Reporting Standards is given in Note 15.

BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	June 30, 2006	December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Noncurrent assets
Property, plant and equipment	85,953	85,947
Goodwill	10,413	10,371
Other intangible assets	5,251	4,772
Investments in jointly controlled entities	15,711	13,556
Investments in associates	5,736	6,217
Other investments	592	967
Fixed assets	123,656	121,830
Loans	854	821
Other receivables	842	770
Derivative financial instruments	3,789	3,652
Prepayments and accrued income	1,399	1,269
Defined benefit pension plan surplus	3,757	3,282
	134,297	131,624
Current assets
Loans	118	132
Inventories	20,727	19,760
Trade and other receivables	38,639	40,902
Derivative financial instruments	9,103	9,726
Prepayments and accrued income	2,604	1,598
Current tax receivable	218	212
Cash and cash equivalents	4,852	2,960
	76,261	75,290
Assets classified as held for sale	1,409	—
Total assets	211,967	206,914
Current liabilities
Trade and other payables	43,323	42,136
Derivative financial instruments	8,538	9,083
Accruals and deferred income	6,149	5,970
Finance debt	9,648	8,932
Current tax payable	5,043	4,274
Provisions	1,282	1,602
	73,983	71,997
Noncurrent liabilities
Other payables	1,783	1,935
Derivative financial instruments	3,634	3,696
Accruals and deferred income	3,957	3,164
Finance debt	9,638	10,230
Deferred tax liabilities	16,703	16,258
Provisions	10,395	9,954
Defined benefit pension plan and other postretirement benefit plan deficits	9,476	9,230
	55,586	54,467
Liabilities directly associated with the assets classified as held for sale	42	—
Total liabilities	129,611	126,464
Net assets	82,356	80,450
Equity
Capital shares
Preference	21	21
Ordinary	4,998	5,164
Paid-in surplus	8,480	8,120
Merger reserve	27,199	27,190
Other reserves	7	16
Shares held by ESOP trusts	(228)	(140)
Available-for-sale investments	188	385
Cash flow hedges	48	(234)
Foreign currency translation reserve	3,434	2,943
Treasury shares	(18,852)	(10,598)
Retained earnings	56,291	46,794
BP shareholders’ equity (a)	81,586	79,661
Minority interest	770	789
Total equity	82,356	80,450

(a)          A summary of the material adjustments to BP shareholders’ equity which would be required if generally accepted accounting principles in the United States had been applied instead of International Financial Reporting Standards is given in Note 15.

BP p.l.c. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

			Three months ended June 30		Six months ended June 30
			(Unaudited)		(Unaudited)
			2006	2005	2006	2005
			($ million)

	Operating activities
	Profit before taxation from continuing operations		11,206	7,847	19,932	16,685
	Adjustments to reconcile profits before tax to net cash provided by operating activities:
	Exploration expenditure written off		13	47	127	131
	Depreciation, depletion and amortization		2,308	2,232	4,492	4,379
	Impairment and (gain) loss on sale of businesses and fixed assets		(461)	(126)	(1,035)	(1,102)
	Earnings from jointly controlled entities and associates		(932)	(843)	(1,620)	(1,443)
	Dividends received from jointly controlled entities and associates		268	741	1,279	1,096
	Working capital and other movements		(3,253)	(2,691)	(5,103)	(3,577)
	Net cash provided by operating activities of continuing operations		9,149	7,207	18,072	16,169
	Net cash used in operating activities of Innovene operations		—	(470)	—	(58)
	Net cash provided by operating activities		9,149	6,737	18,072	16,111
	Investing activities
	Capital expenditures		(3,412)	(2,911)	(6,707)	(5,736)
	Investment in jointly controlled entities		(26)	(36)	(26)	(51)
	Investment in associates		(151)	(186)	(308)	(285)
	Proceeds from disposal of fixed assets		1,899	425	2,383	1,752
	Proceeds from disposal of businesses		90	—	256	—
	Proceeds from loan repayments		58	48	130	80
	Net cash used in investing activities		(1,542)	(2,660)	(4,272)	(4,240)
	Financing activities
	Net repurchase of shares		(4,411)	(2,034)	(8,272)	(3,967)
	Proceeds from long-term financing		514	482	910	1,293
	Repayments of long-term financing		(720)	(1,011)	(785)	(3,203)
	Net increase (decrease) in short-term debt		941	149	231	(2,017)
Dividends paid	-	BP shareholders	(1,894)	(1,809)	(3,816)	(3,632)
	-	Minority interest	(88)	(15)	(154)	(335)
	Net cash used in financing activities		(5,658)	(4,238)	(11,886)	(11,861)
	Currency translation differences relating to cash and cash equivalents		(36)	—	(22)	(9)
	Increase (decrease) in cash and cash equivalents		2,913	(161)	1,892	1
	Cash and cash equivalents at beginning of period		1,939	1,521	2,960	1,359
	Cash and cash equivalents at end of period		4,852	1,360	4,852	1,360

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
	2006	2005	2006	2005
	($ million)

Working capital and other movements
Interest receivable	(122)	(102)	(252)	(165)
Interest received	145	78	291	112
Finance costs	153	128	344	300
Interest paid	(351)	(119)	(661)	(451)
Other finance (income) expense	(46)	35	(94)	65
Share-based payments	122	79	205	156
Net operating charge for pensions and other postretirement benefits, less contributions	(47)	(6)	(97)	(16)
Net charge for provisions, less payments	(284)	507	(491)	444
(Increase) decrease in inventories	(2,351)	(1,786)	(1,343)	(2,583)
(Increase) decrease in other current and noncurrent assets	2,008	(4,608)	2,343	(5,925)
Increase (decrease) in other current and noncurrent liabilities	135	5,536	28	7,903
Income taxes paid	(2,615)	(2,433)	(5,376)	(3,417)
	(3,253)	(2,691)	(5,103)	(3,577)

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
	2006	2005	2006	2005
	($ million)
Currency translation differences	309	(1,646)	462	(2,398)
Available–for–sale investments marked to market	(44)	20	153	22
Available–for–sale investments – recycled to the income statement	(79)	—	(425)	(43)
Cash flow hedges marked to market	230	(89)	287	(149)
Cash flow hedges – recycled to the income statement	19	(4)	76	(11)
Taxation	(15)	(3)	46	53
Net income (expense) recognized directly in equity	420	(1,722)	599	(2,526)
Profit for the period	7,658	5,660	13,352	12,323
Total recognized income and expense relating to the period	8,078	3,938	13,951	9,797
Attributable to:
BP shareholders	8,001	3,869	13,803	9,667
Minority interest	77	69	148	130
	8,078	3,938	13,951	9,797
Change in accounting policy – adoption of IAS 32 and 39 on January 1, 2005 (wholly attributable to BP shareholders)	—	—	—	(243)

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Basis of preparation and impact of new International Financial Reporting Standards

The interim financial information included in this Form 6-K has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

BP prepares its Annual Report and Accounts on the basis of International Financial Reporting Standards (IFRS) as adopted for use by the European Union (EU).  The financial information presented herein has been prepared in accordance with the accounting policies used in preparing Annual Report and Accounts 2005 as revised for the following amendments to IFRSs which have been adopted by the Group with effect from January 1, 2006.

‘IAS 21 Amendment – Net Investment in a Foreign Operation’ was issued in December 2005.  The amendment clarifies the requirements of IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ regarding an entity’s investment in foreign operations.  This amendment was adopted by the European Union (EU) in May 2006.  There was no material impact on the Group’s reported income or net assets as a result of adoption of this amendment.

The IASB issued an amendment to the fair value option in IAS 39 ‘Financial Instruments: Recognition and Measurement’ in June 2005.  The option to irrevocably designate, on initial recognition, any financial instruments as ones to be measured at fair value with gains and losses recognized in profit and loss has now been restricted to those financial instruments meeting certain criteria.  The criteria are where such designation eliminates or significantly reduces an accounting mismatch, when a group of financial assets, financial liabilities or both are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy, and when an instrument contains an embedded derivative that meets particular conditions.  The Group has not designated any financial instruments as being at-fair-value-through-profit-and-loss, thus there was no effect on the Group’s reported income or net assets as a result of adoption of this amendment.

In August 2005, the IASB issued amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 4 ‘Insurance Contracts regarding Financial Guarantee Contracts’.  These amendments require the issuer of financial guarantee contracts to account for them under IAS 39 as opposed to IFRS 4 unless an issuer has previously asserted explicitly that it regards such contracts as insurance contracts and has used accounting applicable to insurance contracts.  In these instances the issuer may elect to apply either IAS 39 or IFRS 4.  Under the amended IAS 39, a financial guarantee contract is initially recognized at fair value and is subsequently measured at the higher of (a) the amount determined in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ and (b) the amount initially recognized, less, when appropriate, cumulative amortization recognized in accordance with IAS 18 “Revenue”.  This standard impacts guarantees given by Group companies in respect of associates and joint ventures as well as in respect of other third parties; these are recorded in the Group’s financial statements at fair value.

In addition, in 2006 BP has adopted IFRIC 5 ‘Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds’ and IFRIC 6 ‘Liabilities Arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment’ and has decided to early adopt IFRIC 7 ‘Applying IAS 29 for the First Time’. There were no changes in accounting policy and no restatement of financial information consequent upon adoption of these Interpretations.

The following pronouncements from the IASB will become effective for future financial reporting periods.

In August 2005, the IASB issued IFRS 7 ‘Financial Instruments – Disclosures’ which is effective for annual periods beginning on or after January 1, 2007, with earlier adoption encouraged.  Upon adoption, the Group will disclose additional information about its financial instruments, their significance and the nature and extent of risks to which they give rise.  More specifically, the Group will be required to disclose the fair value of its financial instruments and its risk exposure in greater detail.  There will be no effect on reported income or net assets.  The Group has not yet decided whether to early adopt this standard for 2006 annual reporting.

Also in August 2005, ‘IAS 1 Amendment – Presentation of Financial Statements: Capital Disclosures’ was issued by the IASB, which requires disclosures of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and the consequences of any non-compliance.  This is effective for annual periods beginning on or after January 1, 2007.  There will be no effect on the Group’s reported income or net assets.

Note 2 – Resegmentation and other changes to comparatives

With effect from January 1, 2006 the following changes to the business segment boundaries have been implemented:

(a)                                  Following the sale of Innovene to INEOS in December 2005, the transfer of three equity-accounted entities (Shanghai SECCO Petrochemical Company Limited in China and Polyethylene Malaysia Sdn Bhd (PEMSB) and Ethylene Malaysia Sdn Bhd (EMSB), both in Malaysia), previously reported in Other businesses and corporate, to Refining and Marketing.

(b)                                 The formation of BP Alternative Energy in November 2005 has resulted in the transfer of certain mid-stream assets and activities to Gas, Power and Renewables:

•                                          South Houston Green Power (SHGP) co-generation facility (in Texas City refinery) from Refining and Marketing.

•                                          Watson Cogeneration (in Carson City refinery) from Refining and Marketing.

•                                          Phu My Phase 3 CCGT plant in Vietnam from Exploration and Production.

(c)                                  The transfer of Hydrogen for Transport activities from Gas, Power and Renewables to Refining and Marketing.

Comparative financial data is shown after resegmentation.

	Restated		Reported
	Three months ended June 30, 2005	Six months ended June 30, 2005	Three months ended June 30, 2005	Six months ended June 30, 2005
	($ million)
Profit before interest and tax
Exploration and Production	5,904	12,393	5,906	12,397
Refining and Marketing	1,932	4,285	1,950	4,313
Gas, Power and Renewables	175	601	160	578
Other businesses and corporate	(156)	(327)	(161)	(336)
	7,855	16,952	7,855	16,952
Unrealized profit in inventory	(4)	(157)	(4)	(157)
Net profit on transactions between continuing and Innovene operations	159	255	159	255
Profit before interest and tax from continuing operations	8,010	17,050	8,010	17,050

Sales and other operating revenues
Exploration and Production	10,934	21,120	10,934	21,120
Refining and Marketing	53,164	99,173	53,209	99,258
Gas, Power and Renewables	5,817	12,278	5,772	12,193
Other businesses and corporate	174	346	174	346
Sales by continuing operations	70,089	132,917	70,089	132,917
Less: sales between businesses	7,843	16,212	7,843	16,212
sales to continuing operations	3,926	6,039	3,926	6,039
Third party sales of continuing operations	58,320	110,666	58,320	110,666

Note 3 – Sale of Olefins and Derivatives business

The sale of Innovene, BP’s olefins, derivatives and refining group, to INEOS, was completed on December 16, 2005.

The Innovene operations represented a separate major line of business for BP. As a result of the sale, these operations were treated as discontinued operations for the year ended December 31, 2005. A single amount was shown on the face of the income statement comprising the post-tax result of discontinued operations and the post-tax loss recognized on the remeasurement to fair value less costs to sell of the discontinued operation. That is, the income and expenses of Innovene were reported separately from the continuing operations of the BP Group. The table below provides further detail of the amount shown on the income statement.

In the cash flow statement the cash provided by the operating activities of Innovene in 2005 has been separated from that of the rest of the Group and reported as a single line item.

Second quarter 2006 includes a loss before tax of $88 million related to post-closing adjustments.  There was a similar adjustment of $96 million in the first quarter of 2006.  We anticipate further adjustments during the second half of 2006.

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
	2006	2005	2006	2005
	($ million)
Profit before tax from Innovene operations	—	293	—	825
Net profit on transactions between continuing and Innovene operations	—	(159)	—	(255)
Profit before interest and taxation	—	134	—	570
Other finance income (expense)	—	1	—	2
(Loss) gain recognized on the remeasurement to fair value	(88)	—	(184)	—
	(88)	135	(184)	572
Taxation
Related to profit before tax	166	(31)	166	(164)
Related to remeasurement to fair value	—	—	(7)	—
Profit (loss) from Innovene operations	78	104	(25)	408
Earnings (loss) per share from Innovene operations - cents
Basic	0.37	0.49	(0.13)	1.91
Diluted	0.38	0.49	(0.12)	1.88
The net cash flows of Innovene operations are presented below
Net cash used in operating activities	—	(470)	—	(58)
Net cash used in investing activities	—	(105)	—	(264)
Net cash provided by financing activities	—	575	—	322

Note 4 – Sales and other operating revenues

		Three months ended June 30		Six months ended June 30
		(Unaudited)		(Unaudited)
		2006	2005	2006	2005
		($ million)
	By business
	Exploration and Production	13,495	10,934	27,413	21,120
	Refining and Marketing	64,025	53,164	119,905	99,173
	Gas, Power and Renewables	5,735	5,817	12,714	12,278
	Other businesses and corporate	252	174	458	346
	Sales by continuing operations	83,507	70,089	160,490	132,917
Less:	sales between businesses	11,079	7,843	23,005	16,212
	sales to Innovene operations	—	3,926	—	6,039
	Third party sales of continuing operations	72,428	58,320	137,485	110,666
	Innovene sales	—	5,951	—	11,294
Less:	sales to continuing operations	—	2,605	—	4,139
	Third party sales of Innovene operations	—	3,346	—	7,155
	Total third party sales	72,428	61,666	137,485	117,821

	By geographical area
	UK	26,288	24,340	54,153	43,148
	Rest of Europe	19,406	16,916	37,780	32,740
	USA	27,962	24,403	51,665	46,414
	Rest of World	18,467	14,247	36,842	26,972
	Sales by continuing operations	92,123	79,906	180,440	149,274
Less:	sales between areas	19,695	17,660	42,955	32,569
	sales to Innovene operations	—	3,926	—	6,039
		72,428	58,320	137,485	110,666

Note 5 - Profits before interest and taxation is after charging:

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
	2006	2005	2006	2005
	($ million)
Exploration expense
UK	—	13	7	18
Rest of Europe	—	—	—	1
USA	55	85	121	188
Rest of World	42	41	158	92
	97	139	286	299

Production and similar taxes
UK	72	153	307	267
Overseas	783	544	1,480	1,079
	855	697	1,787	1,346

Note 6 – Finance costs

Interest payable	285	204	578	395
Capitalized	(132)	(76)	(234)	(152)
	153	128	344	243
Early redemption of finance leases	—	—	—	57
	153	128	344	300

Note 7 - Other finance (income) expense

Interest on pension and other postretirement benefit plan liabilities	484	509	955	1,023
Expected return on pension and other postretirement benefit plan assets	(599)	(542)	(1,181)	(1,089)
Interest net of expected return on plan assets	(115)	(33)	(226)	(66)
Unwinding of discount on provisions	61	50	115	95
Unwinding of discount on deferred consideration for acquisition of investment in TNK-BP	8	17	17	34
	(46)	34	(94)	63
Innovene operations	—	1	—	2
Continuing operations	(46)	35	(94)	65

Note 8 - Dividends paid

Dividends per ordinary share
Cents	9.375	8.50	18.75	17.0
Pence	5.251	4.450	10.539	8.972
Dividends per ADS (cents)	56.25	51.0	112.50	102.0

Note 9 - Business and geographical analysis

By business	Exploration and Production	Refining and Marketing	Gas, Power and Renewables	Other businesses and corporate	Consolidation adjustment and eliminations	Total Group	Innovene	Consolidation adjustment and eliminations	Total continuing operations
	(Unaudited)
	($ million)
Three months ended June 30, 2006
Sales and other operating revenues
- segment revenues	13,495	64,025	5,735	252	(11,079)	72,428	—	—	72,428
Less: sales between businesses	(9,107)	(932)	(1,040)	—	11,079	—	—	—	—
Third party sales	4,388	63,093	4,695	252	—	72,428	—	—	72,428
Equity-accounted income	809	77	45	1	—	932	—	—	932
Profit (loss) before interest and tax	7,827	3,492	463	(280)	(277)	11,225	88	—	11,313
Capital expenditure and acquisitions	2,984	545	64	119	—	3,712	—	—	3,712

Three months ended June 30, 2005
Sales and other operating revenues
- segment revenues	10,934	53,164	5,817	6,125	(14,374)	61,666	(5,951)	2,605	58,320
Less: sales between businesses	(7,639)	(3,564)	(566)	(2,605)	14,374	—	2,605	(2,605)	—
Third party sales	3,295	49,600	5,251	3,520	—	61,666	(3,346)	—	58,320
Equity-accounted income	796	33	14	3	—	846	(3)	—	843
Profit (loss) before interest and tax	5,904	1,932	175	137	(4)	8,144	(293)	159	8,010
Capital expenditure and acquisitions	2,481	545	51	197	—	3,274	(125)	—	3,149

By business	Exploration and Production	Refining and Marketing	Gas, Power and Renewables	Other businesses and corporate	Consolidation adjustment and eliminations	Total Group	Innovene	Consolidation adjustment and eliminations	Total continuing operations
	(Unaudited)
	($ million)
Six months ended June 30, 2006
Sales and other operating revenues
- segment revenues	27,413	119,905	12,714	458	(23,005)	137,485	—	—	137,485
Less: sales between businesses	(18,247)	(2,443)	(2,315)	—	23,005	—	—	—	—
Third party sales	9,166	117,462	10,399	458	—	137,485	—	—	137,485
Equity-accounted income	1,406	149	66	(1)	—	1,620	—	—	1,620
Profit (loss) before interest and tax	14,643	5,530	701	(591)	(285)	19,998	184	—	20,182
Capital expenditure and acquisitions	5,684	1,036	104	146	—	6,970	—	—	6,970

Six months ended June 30, 2005
Sales and other operating revenues
- segment revenues	21,120	99,173	12,278	11,640	(26,390)	117,821	(11,294)	4,139	110,666
Less: sales between businesses	(15,335)	(5,671)	(1,245)	(4,139)	26,390	—	4,139	(4,139)	—
Third party sales	5,785	93,502	11,033	7,501	—	117,821	(7,155)	—	110,666
Equity-accounted income	1,348	78	17	3	—	1,446	(3)	—	1,443
Profit (loss) before interest and tax	12,393	4,285	601	498	(157)	17,620	(825)	255	17,050
Capital expenditure and acquisitions	4,782	891	72	357	—	6,102	(254)	—	5,848

					Eliminations
By geographical area	UK	Rest of Europe	USA	Rest of World	Sales between areas	Sales to Innovene	Total
	(Unaudited)
	($ million)
Three months ended June 30, 2006
Sales and other operating revenues	26,288	19,406	27,962	18,467	(19,695)	—	72,428
Equity-accounted income
- continuing operations	5	4	31	892	—	—	932
- Innovene operations	—	—	—	—	—	—	—
	5	4	31	892	—	—	932
Profit (loss) before interest and tax
- continuing operations	2,148	1,059	4,217	3,889	—	—	11,313
- Innovene operations	(90)	(40)	(6)	48	—	—	(88)
	2,058	1,019	4,211	3,937	—	—	11,225

Capital expenditure and acquisitions	372	182	1,554	1,604	—	—	3,712

Three months ended June 30, 2005
Sales and other operating revenues	24,340	16,916	24,403	14,247	(17,660)	(3,926)	58,320
Equity-accounted income
- continuing operations	(8)	(6)	28	829	—	—	843
- Innovene operations	—	3	—	—	—	—	3
	(8)	(3)	28	829	—	—	846
Profit (loss) before interest and tax
- continuing operations	463	1,406	3,158	2,983	—	—	8,010
- Innovene operations	112	22	(16)	16	—	—	134
	575	1,428	3,142	2,999	—	—	8,144

Capital expenditure and acquisitions	408	212	1,233	1,421	—	—	3,274

					Eliminations
By geographical area	UK	Rest of Europe	USA	Rest of World	Sales between areas	Sales to Innovene	Total
	(Unaudited)
	($ million)
Six months ended June 30, 2006
Sales and other operating revenues	54,153	37,780	51,665	36,842	(42,955)	—	137,485
Equity-accounted income
- continuing operations	—	6	48	1,566	—	—	1,620
- Innovene operations	—	—	—	—	—	—	—
	—	6	48	1,566	—	—	1,620
Profit (loss) before interest and tax
- continuing operations	2,920	2,054	7,462	7,746	—	—	20,182
- Innovene operations	(145)	(61)	1	21	—	—	(184)
	2,775	1,993	7,463	7,767	—	—	19,998

Capital expenditure and acquisitions	635	321	2,861	3,153	—	—	6,970

Six months ended June 30, 2005
Sales and other operating revenues	43,148	32,740	46,414	26,972	(32,569)	(6,039)	110,666
Equity-accounted income
- continuing operations	7	(4)	44	1,396	—	—	1,443
- Innovene operations	—	3	—	—	—	—	3
	7	(1)	44	1,396	—	—	1,446
Profit (loss) before interest and tax
- continuing operations	1,068	3,652	6,622	5,708	—	—	17,050
- Innovene operations	147	315	96	12	—	—	570
	1,215	3,967	6,718	5,720	—	—	17,620

Capital expenditure and acquisitions	703	331	2,497	2,571	—	—	6,102

Note 10 - Analysis of changes in net debt

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
	2006	2005	2006	2005
	($ million)
Opening balance
Finance debt	18,679	19,564	19,162	23,091
Less: Cash and cash equivalents	2,939	1,521	2,960	1,359
Opening net debt	15,740	18,043	16,202	21,732
Closing balance
Finance debt	19,286	19,302	19,286	19,302
Less: Cash and cash equivalents	4,852	1,360	4,852	1,360
Closing net debt	14,434	17,942	14,434	17,942
Decrease (increase) in net debt	1,306	101	1,768	3,790

Movement in cash and cash equivalents (excluding exchange adjustments)	1,949	(161)	1,914	10
Net cash outflow (inflow) from financing (excluding share capital)	(734)	380	(355)	3,927
Adoption of IAS 39	—	—	—	(147)
Fair value hedge adjustment	60	17	142	115
Other movements	26	53	58	102
Movement in net debt before exchange effects	1,301	289	1,759	4,007
Exchange adjustments	5	(188)	9	(217)
Decrease (increase) in net debt	1,306	101	1,768	3,790

Note 11 – Movement in BP shareholders’ equity

(Unaudited)
($ million)

At December 31, 2005	79,661
Profit for the period	13,204
Distribution to shareholders	(3,816)
Currency translation differences (net of tax)	494
Repurchase of ordinary share capital	(8,499)
Issue of ordinary share capital for employee share schemes	426
Purchase of shares by ESOP trusts	(199)
Share–based payments (net of tax)	241
Available–for–sale investments (net of tax)	(205)
Cash flow hedges (net of tax)	279
At June 30, 2006	81,586

Note 12 - Earnings per share

Basic earnings per ordinary share amounts are calculated by dividing the profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The average number of shares outstanding excludes treasury shares and the shares held by the Employee Share Ownership Plans.

For the diluted earnings per share calculation, the profit attributable to ordinary shareholders is adjusted for the unwinding of the discount on the deferred consideration for the acquisition of our interest in TNK-BP. The weighted average number of shares outstanding during the period is adjusted for the number of shares to be issued for the deferred consideration for the acquisition of our interest in TNK-BP and the number of shares that would be issued on conversion of outstanding share options into ordinary shares using the treasury stock method.

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
	2006	2005	2006	2005
	($ million)
Profit for the period attributable to BP shareholders
Continuing operations	7,503	5,487	13,229	11,785
Discontinued operations	78	104	(25)	408
	7,581	5,591	13,204	12,193
Unwinding of discount on deferred consideration for acquisition of investment in TNK-BP (net of tax)	6	12	12	24
Diluted profit for the period attributable to BP shareholders	7,587	5,603	13,216	12,217

	(shares thousands)

Weighted average number of ordinary shares	20,171,546	21,270,485	20,345,750	21,355,418
Ordinary shares issuable under employee share schemes	117,712	96,968	111,147	81,998
Ordinary shares issuable as consideration for BP’s interest in the TNK-BP joint venture	107,326	243,349	111,804	261,492
	20,396,584	21,610,802	20,568,701	21,698,908

Earnings (loss) per share for the discontinued operations is derived from the net profit (loss) attributable to ordinary shareholders from discontinued operations of $78 million profit and $25 million loss for the three months and six months ended June 30, 2006 respectively and $104 million profit and $408 million profit for the three months and six months ended June 30, 2005 respectively, divided by the weighted average number of ordinary shares for both basic and diluted amounts as shown above.

Note 13 - Provisions

	Decommissioning	Environmental	Litigation and other	Total
	(Unaudited)
	($ million)
At January 1, 2006	6,450	2,311	2,795	11,556
Exchange adjustments	15	13	24	52
New provisions and adjustments to existing provisions	643	—	63	706
Write-back of unused provisions	—	(1)	(8)	(9)
Unwinding of discount	70	23	23	116
Utilization and deletions	(223)	(144)	(335)	(702)
Reclassified as held for sale	(42)	—	—	(42)

At June 30, 2006	6,913	2,202	2,562	11,677

Of which
Expected to be incurred within 1 year	152	395	735	1,282
Expected to be incurred in more than 1 year	6,761	1,807	1,827	10,395

At January 1, 2005	5,572	2,457	1,570	9,599
Exchange adjustments	(44)	(25)	(34)	(103)
New provisions and adjustments to existing provisions	(15)	3	858	846
Write-back of unused provisions	—	(23)	(33)	(56)
Unwinding of discount	58	23	13	94
Utilization and deletions	(81)	(124)	(241)	(446)

At June 30, 2005	5,490	2,311	2,133	9,934

Of which
Expected to be incurred within 1 year	115	497	811	1,423
Expected to be incurred in more than 1 year	5,375	1,814	1,322	8,511

Note 14 - Pension and other postretirement benefits

	Three months ended June 30, 2006
	(Unaudited)
	UK	US	Other	Total
	($ million)
Current service cost	108	64	33	205
Past service cost	—	—	10	10
Settlement, curtailment and special termination benefits	13	—	2	15
Payments to defined contribution plans	—	39	4	43
Total operating charge	121	103	49	273
Innovene operations	—	—	—	—
Continuing operations	121	103	49	273

Expected return on plan assets	(424)	(142)	(33)	(599)
Interest on plan liabilities	250	153	81	484
Other finance (income) expense	(174)	11	48	(115)
Innovene operations	—	—	—	—
Continuing operations	(174)	11	48	(115)

	Three months ended June 30, 2005
	(Unaudited)
	UK	US	Other	Total
	($ million)
Current service cost	97	67	33	197
Past service cost	1	—	3	4
Settlement, curtailment and special termination benefits	15	—	2	17
Payments to defined contribution plans	—	33	2	35
Total operating charge	113	100	40	253
Innovene operations	(10)	(7)	(5)	(22)
Continuing operations	103	93	35	231

Expected return on plan assets	(371)	(138)	(33)	(542)
Interest on plan liabilities	257	161	91	509
Other finance (income) expense	(114)	23	58	(33)
Innovene operations	3	1	(3)	1
Continuing operations	(111)	24	55	(32)

	Six months ended June 30, 2006
	(Unaudited)
	UK	US	Other	Total
	($ million)
Current service cost	211	129	66	406
Past service cost	—	—	10	10
Settlement, curtailment and special termination benefits	23	—	5	28
Payments to defined contribution plans	—	92	9	101
Total operating charge	234	221	90	545
Innovene operations	—	—	—	—
Continuing operations	234	221	90	545

Expected return on plan assets	(832)	(283)	(66)	(1,181)
Interest on plan liabilities	490	305	160	955
Other finance (income) expense	(342)	22	94	(226)
Innovene operations	—	—	—	—
Continuing operations	(342)	22	94	(226)

	Six months ended June 30, 2005
	(Unaudited)
	UK	US	Other	Total
	($ million)
Current service cost	196	132	65	393
Past service cost	5	—	4	9
Settlement, curtailment and special termination benefits	20	—	4	24
Payments to defined contribution plans	—	84	5	89
Total operating charge	221	216	78	515
Innovene operations	(19)	(13)	(11)	(43)
Continuing operations	202	203	67	472

Expected return on plan assets	(750)	(277)	(62)	(1,089)
Interest on plan liabilities	518	322	183	1,023
Other finance (income) expense	(232)	45	121	(66)
Innovene operations	7	2	(7)	2
Continuing operations	(225)	47	114	(64)

Note 15 - US generally accepted accounting principles

The consolidated financial statements of the BP Group are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use by the EU which differ in certain respects from US generally accepted accounting principles (US GAAP). The principal differences between US GAAP and IFRS for BP Group reporting relate to the following:

(i)             Deferred taxation/business combinations

Under IFRS, deferred tax assets and liabilities are recognized for the difference between the assigned values and the tax bases of the assets and liabilities recognized in a purchase business combination.  IFRS 3 ‘Business Combinations’ typically requires the offset to the recognition of such deferred tax assets and liabilities to be adjusted against goodwill.  However, under the exemptions in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, previous business combinations were not restated in accordance with IFRS 3 and the offset was taken as an adjustment to shareholders’ equity at the transition date.

Under US GAAP, deferred tax assets or liabilities are also recognized for the difference between the assigned values and the tax bases of the assets and liabilities recognized in a purchase business combination.  Statement of Financial Accounting Standard (‘SFAS’) No. 141 ‘Business Combinations’, requires that the offset be recognized against goodwill.  As such, the treatment adopted under IFRS 1 as compared with SFAS 141 creates a difference related to business combinations accounted for under the purchase method that occurred prior to the Group’s IFRS transition date.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended June 30,		Six months ended June 30,
	(Unaudited)		(Unaudited)
Increase (decrease) in caption heading	2006	2005	2006	2005
	($ million)
Depreciation, depletion and amortization	143	62	228	83
Taxation	(75)	5	(101)	68
Profit for the period	(68)	(67)	(127)	(151)

	At June 30, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Property, plant and equipment	3,231	3,459
Deferred tax liabilities	1,333	1,434
BP shareholders’ equity	1,898	2,025

(ii)          Provisions

Under IFRS, provisions for decommissioning and environmental liabilities are measured on a discounted basis if the effect of the time value of money is material.  In accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, the provisions for decommissioning and environmental liabilities are estimated using costs based on current prices and discounted using rates that take into consideration the time value of money and risks inherent in the liability.  The periodic unwinding of the discount is included in other finance expense. Similarly, the effect of a change in the discount rate is included in other finance expense in connection with all provisions other than decommissioning liabilities.

Upon initial recognition of a decommissioning provision, a corresponding amount is also recognized as an asset and is subsequently depreciated as part of the capital cost of the facilities.  Adjustments to the decommissioning liabilities, associated with changes to the future cash flow assumptions or changes in the discount rate, are reflected as increases or decreases to the corresponding item of property, plant and equipment and depreciated prospectively over the asset’s remaining economic useful life.

Under US GAAP, decommissioning liabilities are recognized in accordance with SFAS No. 143 ‘Accounting for Asset Retirement Obligations’.  SFAS 143 is similar to IAS 37 and requires that when an asset retirement liability is recognized, a corresponding amount is capitalized and depreciated as an additional cost of the related asset.  The liability is measured based on the risk-adjusted future cash outflows discounted using a credit-adjusted risk-free rate. The unwinding of the discount is included in operating profit for the period.  Unlike IFRS, subsequent changes to the discount rate do not impact the carrying value of the asset or liability.  Subsequent changes to the estimates of the timing or amount of future cash flows, resulting in an increase to the asset and liability, are re-measured using updated assumptions related to the credit-adjusted risk-free rate.

In addition, the use of different oil and natural gas reserve volumes between US GAAP and IFRS (see (iii) below) results in different field lives and hence differences result in the manner in which the subsequent unwinding of the discount and the depreciation of the corresponding assets associated with decommissioning provisions are recognized.

Under US GAAP environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended June 30,		Six months ended June 30,
	(Unaudited)		(Unaudited)
Increase (decrease) in caption heading	2006	2005	2006	2005
	($ million)
Production and manufacturing expenses and depreciation, depletion and amortization	53	(127)	87	(69)
Other finance expense	(61)	(50)	(115)	(95)
Taxation	(3)	70	13	67
Profit for the period	11	107	15	97

	At June 30, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Property, plant and equipment	(1,831)	(1,842)
Provisions	(1,691)	(1,666)
Deferred tax liabilities	(49)	(64)
BP shareholders’ equity	(91)	(112)

The following data summarizes the movements in the asset retirement obligations, as adjusted to accord with US GAAP, for the six months ended June 30, 2006.

(Unaudited)
($ million)
At January 1, 2006	4,429
Exchange adjustments	13
New provisions/adjustment to provisions	567
Unwinding of discount	123
Utilized/deleted	(197)
Reclassified as held for sale	(42)
At June 30, 2006	4,893

(iii)    Oil and natural gas reserve differences

The US Securities and Exchange Commission (SEC) rules for estimating oil and natural gas reserves are different in certain respects from the UK Statement of Recommended Practice ‘Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities’ (SORP); in particular, the SEC requires the use of year-end prices, whereas under the SORP the Group uses long-term planning prices.  Any consequent difference in reserve volumes results in different charges for depreciation, depletion and amortization between IFRS and US GAAP.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended June 30,		Six months ended June 30,
	(Unaudited)		(Unaudited)
Increase (decrease) in caption heading	2006	2005	2006	2005
	($ million)
Gain on sale of businesses and fixed assets	(176)	—	(176)	—
Depreciation, depletion and amortization	137	(9)	166	(18)
Taxation	(126)	3	(137)	7
Profit for the period	(187)	6	(205)	11

	At June 30, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Property, plant and equipment	(274)	68
Deferred tax liabilities	(110)	27
BP shareholders’ equity	(164)	41

(iv)           Goodwill and intangible assets

For the purposes of US GAAP, the Group accounts for goodwill according to SFAS No. 141 ‘Business Combinations’, and SFAS No. 142 ‘Goodwill and Other Intangible Assets’.  For the purposes of IFRS, the Group accounts for goodwill under the provisions of IFRS 3 ‘Business Combinations’ and IAS 38 ‘Intangible Assets’.  As a result of the transition rules available under IFRS 1, the Group did not restate its past business combinations in accordance with IFRS 3 and assumed its UK GAAP carrying amount for goodwill as its IFRS carrying amount upon transition to IFRS, at January 1, 2003.

Under US GAAP, goodwill and indefinite lived intangible assets have not been amortized since December 31, 2001, rather such assets are subject to periodic impairment testing.  The Group does not have any other intangible assets with indefinite lives.  Under IFRS, goodwill amortization ceased from January 1, 2003.

The movement in the goodwill difference during 2006 is the result of movements in foreign exchange rates and a difference in the amount of goodwill allocated to the Gulf of Mexico Shelf assets sold.

During the fourth quarter of 2005 the Group completed a goodwill impairment review using the two-step process prescribed in US GAAP. The first step includes a comparison of the fair value of a reporting unit to its carrying value, including goodwill. When the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the second step is then completed in order to measure the impairment loss, if any. No impairment charge resulted from this review.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended June 30,		Six months ended June 30,
	(Unaudited)		(Unaudited)
Increase (decrease) in caption heading	2006	2005	2006	2005
	($ million)
Gain on sale of businesses and fixed assets	18	—	18	—
Profit for the period	18	—	18	—

	At June 30, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Goodwill	213	171
BP shareholders’ equity	213	171

In accordance with Group accounting practice, exploration licence acquisition costs are capitalized initially as an intangible asset and are amortized over the estimated period of exploration. Where proved reserves of oil or natural gas are determined and development is sanctioned, the unamortized cost is transferred to property, plant and equipment. Where exploration is unsuccessful, the unamortized cost is charged against income. At June 30, 2006 and December 31, 2005, exploration licence acquisition costs included in the Group’s property, plant and equipment and intangible assets, net of accumulated amortization, were as follows.

	At June 30, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Exploration licence acquisition cost included in noncurrent assets (net of accumulated amortization)
Property, plant and equipment	1,264	1,201
Intangible assets	594	597

Changes to exploration expenditure, goodwill and other intangible assets, as adjusted to accord with US GAAP, during the six months ended June 30, 2006 are shown below.

	Exploration expenditure	Goodwill	Additional minimum pension liability (see (viii))	Other intangibles	Total
	(Unaudited)
	($ million)
Net book amount
At January 1, 2006	4,008	10,673	27	764	15,472
Amortization expense	(127)	—	—	(98)	(225)
Other movements	511	84	—	193	788
At June 30, 2006	4,392	10,757	27	859	16,035

Amortization expense relating to other intangibles is expected to be in the range $150-$200 million in each of the succeeding five years.

(v)     Derivative financial instruments

Under IFRS, the Group accounts for its derivative financial instruments under IAS 39 ‘Financial Instruments: Recognition and Measurement’.  IAS 39 requires that derivative financial instruments be measured at fair value and changes in fair value are either recognized through current earnings or equity (other comprehensive income) depending on the nature of the instrument.  Changes in fair value of derivatives held for trading purposes or those not designated or effective as hedges are recognized in earnings.

Changes in fair value of derivatives designated and effective as cash flow hedges are recognized directly in equity (other comprehensive income).  Amounts recorded in equity are transferred to the income statement when the hedged transaction affects earnings.  Where the hedged item is the cost of a nonfinancial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the nonfinancial asset or liability.

Changes in the fair value of derivatives designated and effective as fair value hedges are recognized in earnings.  The carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged with the corresponding gains and losses recognized in earnings.

On adoption of IAS 39 as of January 1, 2005, all cash flow and fair value hedges that previously qualified for hedge accounting under UK GAAP were recorded on the balance sheet at fair value with the offset recorded through equity.

Under US GAAP all derivative financial instruments are accounted for under SFAS No. 133 ‘Accounting for Derivative Instruments and Hedging Activities’ and recorded on the balance sheet at their fair value. Similar to IAS 39, SFAS 133 requires that changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the instrument is designated as part of a hedge transaction.  A difference arises between IFRS and US GAAP for cash flow hedges where the hedged item is the cost of a nonfinancial asset or liability.  SFAS 133 does not allow the amounts taken to equity to be transferred to the initial carrying amount of the nonfinancial asset or liability.  The amounts remain in equity (other comprehensive income) and are recognized to earnings as the nonfinancial asset is depreciated.

Prior to January 1, 2005, the Group did not designate any of its derivative financial instruments as part of hedged transactions under SFAS 133.  As a result, all changes in fair value were recognized through earnings.  A difference therefore exists between the treatment applied under SFAS 133 and that upon initial adoption of IAS 39 associated with those specific derivative instruments.  This difference will remain until the individual derivative transactions mature.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended June 30,		Six months ended June 30,
	(Unaudited)		(Unaudited)
Increase (decrease) in caption heading	2006	2005	2006	2005
	($ million)
Production and manufacturing expenses	—	—	—	(21)
Finance costs	(88)	(5)	(129)	(10)
Taxation	—	—	—	(72)
Profit for the period	88	5	129	103

	At June 30, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Goodwill	131	131
Finance debt	(129)	(140)
Deferred tax liabilities	46	46
BP shareholders’ equity	214	225

(vi)    Inventory valuation

Under IFRS, inventory held for trading purposes is re-measured to fair value with the changes in fair value recognized in the income statement for the period.  Under US GAAP, all balances recorded in inventory are measured at the lower of cost and net realizable value.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended June 30,		Six months ended June 30,
	(Unaudited)		(Unaudited)
Increase (decrease) in caption heading	2006	2005	2006	2005
	($ million)
Purchases	16	(83)	(198)	393
Taxation	(6)	29	69	(138)
Profit for the period	(10)	54	129	(255)

	At June 30, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Inventories	(59)	(257)
Deferred tax liabilities	(21)	(90)
BP shareholders’ equity	(38)	(167)

(vii)   Gain arising on asset exchange

Under IFRS, exchanges of nonmonetary assets are generally accounted for at fair value at the date of the transaction, with any gain or loss recognized in income.  Under US GAAP prior to January 1, 2005, exchanges of nonmonetary assets were accounted for at book value.  From January 1, 2005 exchanges of nonmonetary assets are generally accounted for at fair value under both IFRS and US GAAP.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended June 30,		Six months ended June 30,
	(Unaudited)		(Unaudited)
Increase (decrease) in caption heading	2006	2005	2006	2005
	($ million)
Depreciation, depletion amortization	4	5	9	9
Taxation	(2)	(2)	(3)	(3)
Profit for the period	(2)	(3)	(6)	(6)

	At June 30, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Property, plant and equipment	358	367
Deferred tax liabilities	125	128
BP shareholders’ equity	233	239

(viii)  Pensions and other postretirement benefits

Under IFRS, the Group accounts for its pension and other postretirement benefit plans according to IAS 19 ‘Employee Benefits’.  Surpluses and deficits of funded schemes for pensions and other postretirement benefits are included in the Group balance sheet at their fair values and all movements in these balances are reflected in the income statement, except for those relating to actuarial gains and losses which are reflected in the statement of recognized income and expense.  This treatment differs from the Group’s US GAAP treatment under SFAS No. 87 ‘Employers’ Accounting for Pensions’ and SFAS No. 106 ‘Employers’ Accounting for Postretirement Benefits Other Than Pensions,’ under which actuarial gains and losses are not recognized in the income statement as they occur but are recognized within income only when they exceed certain thresholds.  This difference in recognition rules for actuarial gains and losses gives rise to differences in periodic pension and other postretirement benefit costs as measured under IAS 19 compared to SFAS 87 and SFAS 106.

In addition, when a pension plan has an accumulated benefit obligation which exceeds the fair value of the plan assets, SFAS 87 requires the unfunded amount to be recognized as a minimum liability in the balance sheet.  The offset to this liability is recorded as an intangible asset up to the amount of any unrecognized prior service cost or transitional liability, and thereafter directly in other comprehensive income.   IAS 19 does not have a similar concept.  As a result, this creates a difference in shareholders’ equity as measured under IFRS and US GAAP.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended June 30,		Six months ended June 30,
	(Unaudited)		(Unaudited)
Increase (decrease) in caption heading	2006	2005	2006	2005
	($ million)
Production and manufacturing expenses	177	143	365	282
Other finance expense	115	33	226	66
Taxation	(91)	(54)	(185)	(107)
Profit for the period	(201)	(122)	(406)	(241)

	At June 30, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Intangible assets	27	27
Other receivables	6,676	6,667
Defined benefit pension plan surplus	(3,757)	(3,282)
Provisions	8,167	7,884
Defined benefit pension plan and other postretirement benefit plan deficits	(9,476)	(9,230)
Deferred tax liabilities	1,440	1,612
BP shareholders’ equity	2,815	3,146

(ix)        Impairments

Under IFRS, in determining the amount of any impairment loss, the carrying value of property, plant and equipment and goodwill is compared with the discounted value of the future cash flows.  Under US GAAP, SFAS No. 144 ‘Accounting for the Impairment or Disposal of Long-lived Assets’ requires that the carrying value is compared with the undiscounted future cash flows to determine if an impairment is present, and only if the carrying value is less than the undiscounted cash flows is an impairment loss recognized.  The impairment is measured using the discounted value of the future cash flows.  Due to this difference, certain of the impairment charges recognized under IFRS, adjusted for the impacts of depreciation, have not been recognized for US GAAP.

The decrease to gain on sale of businesses and fixed assets for the periods presented represents the impact of a 2005 impairment charge recognized under IFRS but not for US GAAP on certain Gulf of Mexico Shelf assets that were subsequently sold in 2006.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended June 30,		Six months ended June 30,
	(Unaudited)		(Unaudited)
Increase (decrease) in caption heading	2006	2005	2006	2005
	($ million)
Gain on sale of businesses and fixed assets	(208)	—	(208)	—
Depreciation, depletion and amortization	2	7	2	14
Impairment and losses on sale of businesses and fixed assets	—	—	—	(23)
Taxation	(78)	(2)	(78)	3
Profit for the period	(132)	(5)	(132)	6

	At June 30, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Property, plant and equipment	298	504
Deferred tax liabilities	100	177
BP shareholders’ equity	198	327

(x)    Major maintenance expenditure

For the purposes of US GAAP reporting, prior to January 1, 2005, the Group capitalized expenditures on maintenance, refits or repairs where it enhanced or restored the performance of an asset, or replaced an asset or part of an asset that was separately depreciated.  This included other elements of expenditure incurred during major plant maintenance shutdowns, such as overhaul costs.

As of January 1, 2005, the Group changed its US GAAP accounting policy to expense the part of major maintenance that represents overhaul costs and similar major maintenance expenditure as incurred.  The effect of this accounting change for US GAAP reporting is reflected as a cumulative effect of an accounting change for the six months ended June 30, 2005 of $794 million (net of tax benefits of $354 million).  This adjustment is equal to the net book value of capitalized overhaul costs as of January 1, 2005 as reported under US GAAP.  This new accounting policy reflects the policy applied under IFRS for all periods presented.  As a result, a GAAP difference exists in periods prior to January 1, 2005 which reflects the capitalization of cumulative overhaul costs net of the related depreciation charge as calculated under US GAAP.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended June 30,		Six months ended June 30,
	(Unaudited)		(Unaudited)
Increase (decrease) in caption heading	2006	2005	2006	2005
	($ million)
Profit for the period before cumulative effect of accounting change	—	—	—	—
Cumulative effect of accounting change	—	—	—	(794)
Profit for the period	—	—	—	(794)

	At June 30, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
($ million)
Property, plant and equipment	—	—
Deferred tax liabilities	—	—
BP shareholders’ equity	—	—

(xi)    Equity-accounted investments

Under IFRS the Group’s accounting policies are applied in arriving at the amounts to be included in the financial statements in relation to equity-accounted investments.  The major difference between IFRS and US GAAP in this respect relates to deferred tax (see (i)).

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended June 30,		Six months ended June 30,
	(Unaudited)		(Unaudited)
Increase (decrease) in caption heading	2006	2005	2006	2005
	($ million)
Earnings from jointly controlled entities	(32)	(53)	(59)	(164)
Profit for the period	(32)	(53)	(59)	(164)

	At June 30, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Investments in jointly controlled entities	(102)	(43)
BP shareholders’ equity	(102)	(43)

(xii)   Consolidation of variable interest entities

In December 2003, the FASB issued FASB Interpretation No. 46 (Revised) ‘Consolidation of Variable Interest Entities’ (Interpretation 46). Interpretation 46 clarifies the application of existing consolidation requirements to entities where a controlling financial interest is achieved through arrangements that do not involve voting interests. Under Interpretation 46, a variable interest entity is consolidated if a company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns.

The Group currently has several ships under construction or in service which are accounted for under IFRS as operating leases.  Under Interpretation 46 certain of the arrangements represent variable interest entities that would be consolidated by the Group.  The maximum exposure to loss as a result of the Group’s involvement with these entities is limited to the debt of the entity, less the fair value of the ships at the end of the lease term.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended June 30,		Six months ended June 30,
	(Unaudited)		(Unaudited)
Increase (decrease) in caption heading	2006	2005	2006	2005
	($ million)
Production and manufacturing expenses	(6)	(7)	(12)	(14)
Depreciation, depletion and amortization	7	5	14	10
Finance costs	2	2	4	4
Profit for the period	(3)	—	(6)	—

	At June 30, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Property, plant and equipment	906	807
Trade and other payables	(44)	(31)
Finance debt	956	838
BP shareholders’ equity	(6)	—

(xiii)  Share-based payments

The Group adopted SFAS No. 123 (revised 2004), ‘Share-Based Payment’ (SFAS 123R) as of January 1, 2005 using the modified prospective transition method.  Under SFAS 123R, share-based payments to employees are required to be measured based on their grant date fair value (with limited exceptions) and recognized over the related service period.  For periods prior to January 1, 2005, the Group accounted for share-based payments under Accounting Principles Board Opinion No. 25 using the intrinsic value method.

Effective January 1, 2005, as part of the adoption of IFRS, the Group adopted IFRS No. 2 ‘Share-based Payment’ (IFRS 2).  IFRS 2 requires the recognition of expense when goods or services are received from employees or others in consideration for equity instruments.  In adopting IFRS 2, the Group elected to restate prior years to recognize expense associated with share-based payments that were not fully vested as of January 1, 2003 and the liability of cash-settled share-based payments as of January 1, 2003.

As a result of the transition requirements for SFAS 123R and IFRS 2, certain differences between US GAAP and IFRS have resulted.  For periods prior to January 1, 2005, the Group has recognized share-based payments under IFRS using a fair value method which is substantially different than the intrinsic value method used under US GAAP.  From January 1, 2005, the Group has used the fair value method to measure compensation expense under both IFRS and US GAAP. A difference in compensation expense exists however because the Group uses a different valuation model under US GAAP for issued options outstanding and unvested as of December 31, 2004 as required under the transition rules of SFAS 123R.

In addition, deferred taxes on share-based compensation are recognized differently under US GAAP than under IFRS.  Under US GAAP, deferred taxes are recorded on compensation expense recognized during the period in accordance with SFAS 109.  Under IFRS, deferred taxes are only recorded on the difference between the tax base of the underlying shares and the carrying value of the employee services as determined at each balance sheet date in accordance with IAS 12.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended June 30,		Six months ended June 30,
	(Unaudited)		(Unaudited)
Increase (decrease) in caption heading	2006	2005	2006	2005
	($ million)
Production and manufacturing expenses	1	1	3	3
Distribution and administrative expenses	2	2	7	7
Taxation	(54)	(3)	(56)	(10)
Profit for the period	51	—	46	—

	At June 30, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Deferred tax liabilities	314	334
BP shareholders’ equity	(314)	(334)

(xiv)  Discontinued operations

Under IFRS, a component of an entity held for sale as part of a single plan to dispose of a separate major line of business is classified as a discontinued operation in the income statement.

Under US GAAP (EITF Issue No. 03-13 ‘Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations’), a disposed component of an enterprise is classified as a discontinued operation only where the ongoing entity has no significant continuing direct cash flows and does not retain an interest, contract or other arrangement sufficient to enable the entity to exert significant influence over the disposed component’s operating and financial policies after disposal.

In connection with the sale of Innovene the Group has a number of commercial arrangements with Innovene for the supply of refining and petrochemical feedstocks, and the purchase and sale of refined products.

Because of continuing direct cash flows that will result from activities with Innovene subsequent to divestment, under US GAAP, the operations of Innovene would not be classified as a discontinued operation and would be included in the Group’s continuing operations.  Under IFRS, the operations of Innovene are classified as discontinued operations.

The following summarizes the reclassifications that would be made if the operations of Innovene were shown in continuing operations under IFRS.

	Three months ended June 30, 2006
	(Unaudited)
	As Reported	Reclassification	Total
	($ million)
Consolidated statement of income
Sales and other operating revenues	72,428	—	72,428

Profit before interest and taxation from continuing operations	11,313	(88)	11,225
Finance costs	153	—	153
Other finance expense	(46)	—	(46)
Profit before taxation from continuing operations	11,206	(88)	11,118
Taxation	3,626	(166)	3,460
Profit from continuing operations	7,580	78	7,658
Profit from Innovene operations	78	(78)	—
Profit for the period	7,658	—	7,658

	Three months ended June 30, 2005
	(Unaudited)
	As Reported	Reclassification	Total
	($ million)
Consolidated statement of income
Sales and other operating revenues	58,320	3,346	61,666

Profit before interest and taxation from continuing operations	8,010	134	8,144
Finance costs	128	—	128
Other finance expense	35	(1)	34
Profit before taxation from continuing operations	7,847	135	7,982
Taxation	2,291	31	2,322
Profit from continuing operations	5,556	104	5,660
Profit from Innovene operations	104	(104)	—
Profit for the period	5,660	—	5,660

	Six months ended June 30, 2006
	(Unaudited)
	As Reported	Reclassification	Total
	($ million)
Consolidated statement of income
Sales and other operating revenues	137,485	—	137,485

Profit before interest and taxation from continuing operations	20,182	(184)	19,998
Finance costs	344	—	344
Other finance expense	(94)	—	(94)
Profit before taxation from continuing operations	19,932	(184)	19,748
Taxation	6,555	(159)	6,396
Profit from continuing operations	13,377	(25)	13,352
Loss from Innovene operations	(25)	25	—
Profit for the period	13,352	—	13,352

	Six months ended June 30, 2005
	(Unaudited)
	As Reported	Reclassification	Total
	($ million)
Consolidated statement of income
Sales and other operating revenues	110,666	7,155	117,821

Profit before interest and taxation from continuing operations	17,050	570	17,620
Finance costs	300	—	300
Other finance expense	65	(2)	63
Profit before taxation from continuing operations	16,685	572	17,257
Taxation	4,770	164	4,934
Profit from continuing operations	11,915	408	12,323
Profit from Innovene operations	408	(408)	—
Profit for the period	12,323	—	12,323

(xv)   Assets classified as held for sale

Recognition and measurement of assets classified as held for sale (and liabilities directly associated with assets classified as held for sale) under IFRS is substantially equivalent to US GAAP.  However, the amounts presented for IFRS reporting differ from those under US GAAP due to differences in the underlying carrying values of the assets and liabilities being disposed.

The adjustments to BP shareholders’ equity to accord with US GAAP are summarized below:

Increase (decrease) in caption heading	At June 30, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Goodwill	(10)	—
Assets classified as held for sale	10	—
BP shareholders’ equity	—	—

The following is a summary of the adjustments to profit for the period attributable to BP shareholders and to BP shareholders’ equity which would be required if US GAAP had been applied instead of IFRS.

Profit for the period	Three months ended June 30,		Six months ended June 30,
	(Unaudited)		(Unaudited)
	2006	2005	2006	2005
	($ million)
Profit as reported in the consolidated statement of income	7,581	5,591	13,204	12,193

Adjustments:
Deferred taxation/business combinations (i)	(68)	(67)	(127)	(151)
Provisions (ii)	11	107	15	97
Oil and natural gas reserve differences (iii)	(187)	6	(205)	11
Goodwill and intangible assets (iv)	18	—	18	—
Derivative financial instruments (v)	88	5	129	103
Inventory valuation (vi)	(10)	54	129	(255)
Gain arising on asset exchange (vii)	(2)	(3)	(6)	(6)
Pensions and other postretirement benefits (viii)	(201)	(122)	(406)	(241)
Impairments (ix)	(132)	(5)	(132)	6
Equity-accounted investments (xi)	(32)	(53)	(59)	(164)
Consolidation of variable interest entities (xii)	(3)	—	(6)	—
Share-based payments (xiii)	51	—	46	—
Other	4	1	2	43

Profit for the period before cumulative effect of accounting change as adjusted to accord with US GAAP	7,118	5,514	12,602	11,636
Cumulative effect of accounting change Major maintenance expenditure (x)	—	—	—	(794)
Profit for the period as adjusted to accord with US GAAP	7,118	5,514	12,602	10,842
Dividend requirements on preference shares	1	1	1	1
Profit for the period applicable to ordinary shares as adjusted to accord with US GAAP	7,117	5,513	12,601	10,841

Per ordinary share – cents
Basic – before cumulative effect of accounting change	35.21	25.93	61.93	54.48
Cumulative effect of accounting change	—	(0.02)	—	(3.72)
	35.21	25.91	61.93	50.76

Diluted – before cumulative effect of accounting change	34.86	25.57	61.32	53.73
Cumulative effect of accounting change	—	(0.02)	—	(3.66)
	34.86	25.55	61.32	50.07
Per American Depositary Share – cents (a)
Basic – before cumulative effect of accounting change	211.26	155.58	371.58	326.88
Cumulative effect of accounting change	—	(0.12)	—	(22.32)
	211.26	155.46	371.58	304.56

Diluted – before cumulative effect of accounting change	209.16	153.42	367.92	322.38
Cumulative effect of accounting change	—	(0.12)	—	(21.96)
	209.16	153.30	367.92	300.42

(a)          One American Depositary Share is equivalent to six ordinary shares.

	At	At
BP shareholders’ equity	June 30, 2006	December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
BP shareholders’ equity as reported in the consolidated balance sheet	81,586	79,661

Adjustments:
Deferred taxation/business combinations (i)	1,898	2,025
Provisions (ii)	(91)	(112)
Oil and natural gas reserve differences (iii)	(164)	41
Goodwill and intangible assets (iv)	213	171
Derivative financial instruments (v)	214	225
Inventory valuation (vi)	(38)	(167)
Gain arising on asset exchange (vii)	233	239
Pensions and other postretirement benefits (viii)	2,815	3,146
Impairments (ix)	198	327
Equity-accounted investments (xi)	(102)	(43)
Consolidation of variable interest entities (xii)	(6)	—
Share-based payments (xiii)	(314)	(334)
Other	(30)	(32)

BP shareholders’ equity as adjusted to accord with US GAAP	86,412	85,147

Comprehensive income

The components of comprehensive income, net of related tax are as follows:

	Three months ended June 30,		Six months ended June 30,
	(Unaudited)		(Unaudited)
	2006	2005	2006	2005
	($ million)
Profit for the period as adjusted to accord with US GAAP	7,118	5,514	12,602	10,842
Currency translation differences, net of tax benefit (expense) of $(28), $5, $11, and $61	304	(1,641)	602	(2,337)
Investments
Unrealized gains, net of tax benefit (expense) of $16, $(13), $(58), and $(13)	(28)	42	95	51
Unrealized losses net of tax benefit (expense) of $nil, $nil, $nil, and $nil	—	(35)	—	(42)
Less: reclassification adjustment for gains included in net income, net of tax benefit (expense) of $28, $nil, $125, and $nil	(51)	—	(300)	(43)
Unrealized gains (losses) on cash flow hedges, net of tax benefit (expense) of $(59), $nil, $(84), and $nil	97	(86)	139	(146)
Comprehensive income	7,440	3,794	13,138	8,325

	At June 30, 2006	At December 31, 2005
	(Unaudited)	(Unaudited)
	($ million)
Currency translation differences	2,098	1,496
Net unrealized gains on investments	180	385
Unrealized losses on cash flow hedges	8	(131)
Minimum pension liability adjustment	(866)	(866)
Accumulated other comprehensive income	1,420	884

Consolidated statement of cash flows

The Group’s financial statements include a consolidated cash flow statement in accordance with IAS 7 ‘Cash Flow Statements’.  The statement prepared under IAS 7 presents substantially the same information as that required under SFAS No. 95 ‘Statement of Cash Flows’; however, as permitted under IAS 7, the Group includes payments in respect of capitalized interest in operating activities.  Under SFAS 95, these payments are treated as cash outflows for investing activities.

The adjustments to the Group’s cash flow statement for the period to accord with US GAAP are summarized below:

	Three months ended June 30,		Six months ended June 30,
	(Unaudited)		(Unaudited)
Increase (decrease) in caption heading	2006	2005	2006	2005
	($ million)
Net cash provided by operating activities	132	76	234	152
Net cash provided by (used in) investing activities	(132)	(76)	(234)	(152)
Increase (decrease) in cash and cash equivalents	—	—	—	—

Impact of new US accounting standards

Revenue:  In September 2005, the FASB ratified the consensus reached by the EITF regarding Issue No. 04-13 ‘Accounting for Purchases and Sales of Inventory with the Same Counterparty’ (EITF 04-13).

EITF 04-13 addresses accounting issues that arise when a company both sells inventory to and buys inventory from another entity in the same line of business. The purchase and sale transactions may be pursuant to a single contractual arrangement or separate contractual arrangements and the inventory purchased or sold may be in the form of raw material, work-in-process or finished goods. At issue is whether the revenue, inventory cost and cost of sales should be recorded at fair value or whether the transactions should be classified as nonmonetary transactions. EITF 04-13 requires purchases and sales of inventory with the same counterparty that are entered into in contemplation of one another be combined and recorded as exchanges measured at the book value of the item sold. EITF 04-13 is effective for new arrangements entered into and modifications or renewals of existing arrangements in accounting periods beginning after March 15, 2006. The adoption of EITF 04-13 did not have a significant effect on the Group’s profit as adjusted to accord with US GAAP, or BP shareholders’ equity as adjusted to accord with US GAAP.

Accounting changes and error corrections:  In May 2005, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 154 ‘Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3’ (SFAS 154). SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior period financial statements of a voluntary change in accounting principle unless it is impracticable. Previously, most voluntary changes in accounting principle were recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 also requires that a change in the method of depreciation, amortization or depletion for long-lived nonfinancial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. Previously, such changes were reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in accounting periods beginning after December 15, 2005.  The adoption of SFAS 154 did not have a significant effect on the Group’s profit as adjusted to accord with US GAAP, or BP shareholders’ equity as adjusted to accord with US GAAP.

Financial instruments:  In February 2006, the FASB issued SFAS No. 155, ‘Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140’ (SFAS 155).  SFAS 155 simplifies the accounting for certain hybrid financial instruments under SFAS 133 by permitting fair value remeasurement for financial instruments containing an embedded derivative that otherwise would require separation of the derivative from the financial instrument.   SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006.  The Group has not yet completed its evaluation of the impact of adopting SFAS 155 on the Group’s profit as adjusted to accord with US GAAP, or BP shareholders’ equity as adjusted to accord with US GAAP.

Share-based payments:  In February 2006, the FASB issued Staff Position No. FAS 123(R)-4 ‘Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event’ (FSP 123(R)-4).  FSP 123(R)-4 clarifies the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event.  Under FSP 123(R)-4, an option or similar instrument with a contingent cash settlement provision is classified as an equity award provided that the contingent event that permits or requires cash settlement is not considered probable of occurring, the contingent event is not within the control of the employee and the award includes no other features that would require liability classification.  For entities that adopted SFAS 123(R) prior to the issuance of FSP 123(R)-4, FSP 123(R)-4 is effective for accounting periods beginning after February 3, 2006.   The adoption of FSP 123(R)-4 did not have a significant effect on the Group’s profit as adjusted to accord with US GAAP, or BP shareholders’ equity as adjusted to accord with US GAAP.

Consolidation of variable interest entities:  In April 2006, the FASB issued Staff Position No. FIN 46(R)-6, ‘Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)’ (FSP 46(R)-6).  FSP 46(R)-6 clarifies how variability should be considered in applying FIN 46(R).  Variability is used in applying FIN 46(R) to determine whether an entity is a variable interest entity, which interests are variable interests in the entity, and who is the primary beneficiary of the variable interest entity.  Under FSP 46(R)-6, the variability to be considered in applying FIN 46(6)-6 is based on the design of the entity, the nature and risks of the entity and the purpose for which entity was created.  FSP 46(R)-6 is effective for accounting periods beginning after June 15, 2006.  The adoption of FSP 46(R)-6 is not expected to have a significant effect on the Group’s profit as adjusted to accord with US GAAP, or BP shareholders’ equity as adjusted to accord with US GAAP.

Taxes collected from customers:  In June 2006, the FASB ratified the consensus reached by the EITF regarding Issue No. 06-3 ‘How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)’ (EITF 06-3).  Under EITF 06-3, taxes collected from customers and remitted to governmental authorities can be presented either gross within revenue and cost of sales, or net.  Where such taxes are significant, EITF 06-3 requires disclosure of the accounting policy for presenting taxes and the amount of any such taxes that are recognized on a gross basis.  EITF 06-3 is effective for accounting periods beginning after December 15, 2006.  The Group’s accounting policy with regards to taxes collected from customers and remitted to governmental authorities is to present such taxes net in the income statement.

Income taxes:  In June 2006, the FASB issued FASB Interpretation No. 48 ‘Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109’ (Interpretation 48). Interpretation 48 clarifies the accounting for uncertainty with regards to income taxes recognized in an entity’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return. Interpretation 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for accounting periods beginning after December 15, 2006. The Group has not yet completed its evaluation of the impact of adopting Interpretation 48 on the Group’s profit as adjusted to accord with US GAAP, or BP’s shareholders’ interest as adjusted to accord with US GAAP.

Note 16 - TNK-BP operational and financial information

	Three months ended June 30		Six months ended June 30
	(Unaudited)		(Unaudited)
	2006	2005	2006	2005
Production (Net of Royalties) (BP share)
Crude oil (mb/d)	907	903	901	889
Natural gas (mmcf/d)	538	429	552	477
Total hydrocarbons (mboe/d) (a)	999	977	997	971

	($million)
Income statement (BP share)
Profit before interest and tax	1,084	920	1,936	1,535
Interest expense*	(45)	(32)	(88)	(61)
Taxation	(348)	(227)	(698)	(394)
Minority interest	(46)	(20)	(87)	(28)
Net income	645	641	1,063	1,052

* Excludes unwinding of discount on deferred consideration	8	17	17	34

(a)     Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

Note 17 - Equity-accounted entities

The Group’s profit for the period includes the following in respect of equity-accounted entities.

	Profit (loss) before interest and tax	Interest	Tax	Minority interest	Profit (loss) for the period
	(Unaudited)
	($ million)
Three months ended June 30, 2006
Exploration and Production	1,369	(78)	(436)	(46)	809
Refining and Marketing	109	(19)	(13)	—	77
Gas, Power and Renewables	55	(6)	(4)	—	45
Other businesses and corporate	1	—	—	—	1
Continuing operations	1,534	(103)	(453)	(46)	932
Innovene operations	—	—	—	—	—
	1,534	(103)	(453)	(46)	932
Three months ended June 30, 2005
Exploration and Production	1,161	(56)	(289)	(20)	796
Refining and Marketing	52	(6)	(13)	—	33
Gas, Power and Renewables	18	(3)	(1)	—	14
Other businesses and corporate	—	—	—	—	—
Continuing operations	1,231	(65)	(303)	(20)	843
Innovene operations	3	—	—	—	3
	1,234	(65)	(303)	(20)	846
Six months ended June 30, 2006
Exploration and Production	2,518	(150)	(875)	(87)	1,406
Refining and Marketing	210	(38)	(23)	—	149
Gas, Power and Renewables	84	(10)	(8)	—	66
Other businesses and corporate	(1)	—	—	—	(1)
Continuing operations	2,811	(198)	(906)	(87)	1,620
Innovene operations	—	—	—	—	—
	2,811	(198)	(906)	(87)	1,620
Six months ended June 30, 2005
Exploration and Production	2,000	(108)	(516)	(28)	1,348
Refining and Marketing	123	(14)	(31)	—	78
Gas, Power and Renewables	25	(5)	(3)	—	17
Other businesses and corporate	—	—	—	—	—
Continuing operations	2,148	(127)	(550)	(28)	1,443
Innovene operations	3	—	—	—	3
	2,151	(127)	(550)	(28)	1,446

Note 18 - Condensed consolidating information

BP p.l.c. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary BP Exploration (Alaska) Inc. under the BP Prudhoe Bay Royalty Trust. The following financial information for BP p.l.c., and BP Exploration (Alaska) Inc. and all other subsidiaries on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information about BP p.l.c. and its subsidiary issuers of registered securities and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities. Investments include the investments in subsidiaries recorded under the equity method for the purposes of the condensed consolidating financial information. Equity income of subsidiaries is the Group’s share of operating profit related to such investments. The eliminations and reclassifications column includes the necessary amounts to eliminate the intercompany balances and transactions between BP p.l.c., BP Exploration (Alaska) Inc. and other subsidiaries.

BP p.l.c. also fully and unconditionally guarantees securities issued by BP Australia Capital Markets Limited, BP Canada Finance Company, BP Capital Markets p.l.c. and BP Capital Markets America Inc. These companies are 100%-owned finance subsidiaries of BP p.l.c.

	Issuer	Guarantor
Income statement	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	(Unaudited)
	($ million)
Three months ended June 30, 2006
Sales and other operating revenues	1,445	—	72,428	(1,445)	72,428
Earnings from jointly controlled entities - after interest and tax	—	—	818	—	818
Earnings from associates - after interest and tax	—	—	114	—	114
Equity–accounted income of subsidiaries - after interest and tax	145	7,709	—	(7,854)	—
Interest and other revenues	163	111	157	(325)	106
Total revenues	1,753	7,820	73,517	(9,624)	73,466
Gains on sale of businesses and fixed assets	—	—	541	—	541
Total revenues and other income	1,753	7,820	74,058	(9,624)	74,007
Purchases	183	—	51,985	(1,445)	50,723
Production and manufacturing expenses	185	—	5,191	—	5,376
Production and similar taxes	91	—	764	—	855
Depreciation, depletion and amortization	98	—	2,210	—	2,308
Impairment and losses on sale of businesses and fixed assets	—	—	80	—	80
Exploration expense	—	—	97	—	97
Distribution and administration expenses	2	165	3,365	(16)	3,516
Fair value (gain) loss on embedded derivatives	—	—	(261)	—	(261)
Profit before interest and taxation	1,194	7,655	10,627	(8,163)	11,313
Finance costs	1	214	247	(309)	153
Other finance expense (income)	2	(168)	120	—	(46)
Profit before taxation	1,191	7,609	10,260	(7,854)	11,206
Taxation	417	28	3,181	—	3,626
Profit from continuing operations	774	7,581	7,079	(7,854)	7,580
Profit (loss) from Innovene operations	—	—	78	—	78
Profit for the period	774	7,581	7,157	(7,854)	7,658
Attributable to:
BP shareholders	774	7,581	7,080	(7,854)	7,581
Minority interest	—	—	77	—	77
Profit for the period	774	7,581	7,157	(7,854)	7,658

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	(Unaudited)
	($ million)
Three months ended June 30, 2006
Profit as reported	774	7,581	7,080	(7,854)	7,581
Adjustments:
Deferred taxation/business combinations	(7)	(68)	(61)	68	(68)
Provisions	2	11	9	(11)	11
Oil and natural gas reserve differences	—	(187)	(187)	187	(187)
Goodwill and intangible assets	—	18	18	(18)	18
Derivative financial instruments	—	88	88	(88)	88
Inventory valuation	(2)	(10)	(10)	12	(10)
Gain arising on asset exchange	(2)	(2)	—	2	(2)
Pensions and other postretirement benefits	—	(201)	(306)	306	(201)
Impairments	—	(132)	(132)	132	(132)
Equity-accounted investments	—	(32)	(32)	32	(32)
Consolidation of variable interest entities	—	(3)	(3)	3	(3)
Share-based payments	—	51	—	—	51
Other	—	4	4	(4)	4
Profit for the period as adjusted to accord with US GAAP	765	7,118	6,468	(7,233)	7,118

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	(Unaudited)
	($ million)
Three months ended June 30, 2005
Sales and other operating revenues	1,235	—	58,320	(1,235)	58,320
Earnings from jointly controlled entities - after interest and tax	—	—	742	—	742
Earnings from associates – after interest and tax	—	—	101	—	101
Equity–accounted income of subsidiaries - after interest and tax	154	5,558	—	(5,712)	—
Interest and other revenues	62	95	126	(178)	105
Total revenues	1,451	5,653	59,289	(7,125)	59,268
Gains on sale of businesses and fixed assets	—	—	136	—	136
Total revenues and other income	1,451	5,653	59,425	(7,125)	59,404
Purchases	171	—	40,052	(1,235)	38,988
Production and manufacturing expenses	115	—	5,567	—	5,682
Production and similar taxes	88	—	609	—	697
Depreciation, depletion and amortization	115	—	2,117	—	2,232
Impairment and losses on sale of businesses and fixed assets	—	—	10	—	10
Exploration expense	1	—	138	—	139
Distribution and administration expenses	—	71	3,002	(48)	3,025
Fair value (gain) loss on embedded derivatives	—	—	621	—	621
Profit before interest and taxation	961	5,582	7,309	(5,842)	8,010
Finance costs	—	83	175	(130)	128
Other finance expense (income)	3	(113)	145	—	35
Profit before taxation	958	5,612	6,989	(5,712)	7,847
Taxation	207	21	2,063	—	2,291
Profit from continuing operations	751	5,591	4,926	(5,712)	5,556
Profit (loss) from Innovene operations	—	—	104	—	104
Profit for the period	751	5,591	5,030	(5,712)	5,660
Attributable to:
BP shareholders	751	5,591	4,961	(5,712)	5,591
Minority interest	—	—	69	—	69
Profit for the period	751	5,591	5,030	(5,712)	5,660

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	(Unaudited)
	($ million)

Three months ended June 30, 2005
Profit as reported	751	5,591	4,961	(5,712)	5,591
Adjustments:
Deferred taxation/business combinations	(6)	(67)	(61)	67	(67)
Provisions	2	107	106	(108)	107
Oil and natural gas reserve differences	—	6	6	(6)	6
Derivative financial instruments	—	5	5	(5)	5
Inventory valuation	(52)	54	54	(2)	54
Gain arising on asset exchange	(3)	(3)	—	3	(3)
Pensions and other postretirement benefits	—	(122)	(82)	82	(122)
Impairments	—	(5)	(5)	5	(5)
Equity-accounted investments	—	(53)	(53)	53	(53)
Other	—	1	1	(1)	1
Profit for the period as adjusted to accord with US GAAP	692	5,514	4,932	(5,624)	5,514

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	(Unaudited)
	($ million)
Six months ended June 30, 2006
Sales and other operating revenues	2,714	—	137,485	(2,714)	137,485
Earnings from jointly controlled entities - after interest and tax	—	—	1,391	—	1,391
Earnings from associates – after interest and tax	—	—	229	—	229
Equity–accounted income of subsidiaries - after interest and tax	298	13,392	—	(13,690)	—
Interest and other revenues	314	176	315	(501)	304
Total revenues	3,326	13,568	139,420	(16,905)	139,409
Gains on sale of businesses and fixed assets	2	—	1,136	—	1,138
Total revenues and other income	3,328	13,568	140,556	(16,905)	140,547
Purchases	371	—	98,654	(2,714)	96,311
Production and manufacturing expenses	367	—	10,226	—	10,593
Production and similar taxes	178	—	1,609	—	1,787
Depreciation, depletion and amortization	192	—	4,300	—	4,492
Impairment and losses on sale of businesses and fixed assets	—	—	103	—	103
Exploration expense	—	—	286	—	286
Distribution and administration expenses	2	307	6,336	(33)	6,612
Fair value (gain) loss on embedded derivatives	—	—	181	—	181
Profit before interest and taxation	2,218	13,261	18,861	(14,158)	20,182
Finance costs	1	325	486	(468)	344
Other finance expense (income)	6	(328)	228	—	(94)
Profit before taxation	2,211	13,264	18,147	(13,690)	19,932
Taxation	778	60	5,717	—	6,555
Profit from continuing operations	1,433	13,204	12,430	(13,690)	13,377
Profit (loss) from Innovene operations	—	—	(25)	—	(25)
Profit for the period	1,433	13,204	12,405	(13,690)	13,352
Attributable to:
BP shareholders	1,433	13,204	12,257	(13,690)	13,204
Minority interest	—	—	148	—	148
Profit for the period	1,433	13,204	12,405	(13,690)	13,352

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	(Unaudited)
	($ million)
Six months ended June 30, 2006
Profit as reported	1,433	13,204	12,257	(13,690)	13,204
Adjustments:
Deferred taxation/business combinations	(21)	(127)	(106)	127	(127)
Provisions	4	15	11	(15)	15
Oil and natural gas reserve differences	—	(205)	(205)	205	(205)
Goodwill and intangible assets	—	18	18	(18)	18
Derivative financial instruments	—	129	129	(129)	129
Inventory valuation	(17)	129	129	(112)	129
Gain arising on asset exchange	(6)	(6)	—	6	(6)
Pensions and other postretirement benefits	—	(406)	(613)	613	(406)
Impairments	—	(132)	(132)	132	(132)
Equity-accounted investments	—	(59)	(59)	59	(59)
Consolidation of variable interest entities	—	(6)	(6)	6	(6)
Share-based payments	—	46	—	—	46
Other	—	2	2	(2)	2
Profit for the period as adjusted to accord with US GAAP	1,393	12,602	11,425	(12,818)	12,602

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	(Unaudited) ($ million)
Six months ended June 30, 2005
Sales and other operating revenues	2,419	—	110,666	(2,419)	110,666
Earnings from jointly controlled entities - after interest and tax	—	—	1,228	—	1,228
Earnings from associates - after interest and tax	—	—	215	—	215
Equity–accounted income of subsidiaries -after interest and tax	320	12,153	—	(12,473)	—
Interest and other revenues	101	141	292	(263)	271
Total revenues	2,840	12,294	112,401	(15,155)	112,380
Gains on sale of businesses and fixed assets	—	—	1,298	—	1,298
Total revenues and other income	2,840	12,294	113,699	(15,155)	113,678
Purchases	367	—	75,084	(2,419)	73,032
Production and manufacturing expenses	251	—	10,133	—	10,384
Production and similar taxes	168	—	1,178	—	1,346
Depreciation, depletion and amortization	234	—	4,145	—	4,379
Impairment and losses on sale of businesses and fixed assets	—	—	196	—	196
Exploration expense	1	—	298	—	299
Distribution and administration expenses	—	189	6,122	(62)	6,249
Fair value (gain) loss on embedded derivatives	—	—	743	—	743
Profit before interest and taxation	1,819	12,105	15,800	(12,674)	17,050
Finance costs	—	122	379	(201)	300
Other finance expense (income)	6	(228)	287	—	65
Profit before taxation	1,813	12,211	15,134	(12,473)	16,685
Taxation	499	18	4,253	—	4,770
Profit from continuing operations	1,314	12,193	10,881	(12,473)	11,915
Profit (loss) from Innovene operations	—	—	408	—	408
Profit for the period	1,314	12,193	11,289	(12,473)	12,323
Attributable to:
BP shareholders	1,314	12,193	11,159	(12,473)	12,193
Minority interest	—	—	130	—	130
Profit for the period	1,314	12,193	11,289	(12,473)	12,323

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other Subsidiaries	Eliminations and reclassifications	BP Group
	(Unaudited) ($ million)
Six months ended June 30, 2005
Profit as reported	1,314	12,193	11,159	(12,473)	12,193
Adjustments:
Deferred taxation/business combinations	(11)	(151)	(140)	151	(151)
Provisions	3	97	95	(98)	97
Oil and natural gas reserve differences	—	11	11	(11)	11
Derivative financial instruments	—	103	103	(103)	103
Inventory valuation	(100)	(255)	(255)	355	(255)
Gain arising on asset exchange	(6)	(6)	—	6	(6)
Pensions and other postretirement benefits	—	(241)	(156)	156	(241)
Impairments	—	6	6	(6)	6
Equity-accounted investments	—	(164)	(164)	164	(164)
Other	—	43	43	(43)	43
Profit for the period as adjusted to accord with US GAAP	1,200	11,636	10,702	(11,902)	11,636

Balance sheet

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At June 30, 2006
Noncurrent assets
Property, plant and equipment	5,871	—	80,082	—	85,953
Goodwill	—	—	10,413	—	10,413
Other intangible assets	421	—	4,830	—	5,251
Investments in jointly controlled entities	—	—	15,711	—	15,711
Investments in associates	—	2	5,734	—	5,736
Other investments	—	—	592	—	592
Subsidiaries – equity-accounted basis	2,315	118,332	—	(120,647)	—
Fixed assets	8,607	118,334	117,362	(120,647)	123,656
Loans	3,275	1,434	1,308	(5,163)	854
Other receivables	—	—	842	—	842
Derivative financial instruments	—	—	3,789	—	3,789
Prepayments and accrued income	—	—	1,399	—	1,399
Defined benefit pension plan surplus	—	3,698	59	—	3,757
	11,882	123,466	124,759	(125,810)	134,297
Current assets
Loans	—	—	118	—	118
Inventories	96	—	20,631	—	20,727
Trade and other receivables	12,702	1,504	58,785	(34,352)	38,639
Derivative financial instruments	—	—	9,103	—	9,103
Prepayments and accrued income	84	25	2,495	—	2,604
Current tax receivable	—	—	218	—	218
Cash and cash equivalents	—	8	4,844	—	4,852
	12,882	1,537	96,194	(34,352)	76,261
Assets classified as held for sale	—	—	1,409	—	1,409
Total assets	24,764	125,003	222,362	(160,162)	211,967
Current liabilities
Trade and other payables	4,543	16,598	56,534	(34,352)	43,323
Derivative financial instruments	—	—	8,538	—	8,538
Accruals and deferred income	—	4	6,145	—	6,149
Finance debt	55	—	9,593	—	9,648
Current tax payable	830	—	4,213	—	5,043
Provisions	—	—	1,282	—	1,282
	5,428	16,602	86,305	(34,352)	73,983
Noncurrent liabilities
Other payables	494	—	6,452	(5,163)	1,783
Derivative financial instruments	—	—	3,634	—	3,634
Accruals and deferred income	—	35	3,922	—	3,957
Finance debt	—	—	9,638	—	9,638
Deferred tax liabilities	1,845	637	14,221	—	16,703
Provisions	627	—	9,768	—	10,395
Defined benefit pension plan and other postretirement benefit plan deficits	—	—	9,476	—	9,476
	2,966	672	57,111	(5,163)	55,586
Liabilities directly associated with assets classified as held for sale	—	—	42	—	42
Total liabilities	8,394	17,274	143,458	(39,515)	129,611
Net assets	16,370	107,729	78,904	(120,647)	82,356
Equity
BP shareholders’ equity	16,370	107,729	78,134	(120,647)	81,586
Minority interest	—	—	770	—	770
	16,370	107,729	78,904	(120,647)	82,356

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At June 30, 2006
Capital and reserves
Capital shares	3,353	5,019	—	(3,353)	5,019
Paid-in surplus	3,145	8,480	—	(3,145)	8,480
Merger reserve	—	26,502	697	—	27,199
Other reserves	—	7	—	—	7
Shares held by ESOP trusts	—	(228)	—	—	(228)
Available-for-sale investments	—	—	188	—	188
Cash flow hedges	—	—	48	—	48
Foreign currency translation reserve	—	—	3,434	—	3,434
Treasury shares	—	(18,852)	—	—	(18,852)
Retained earnings	9,872	86,801	73,767	(114,149)	56,291
	16,370	107,729	78,134	(120,647)	81,586

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Shareholders interest as reported	16,370	107,729	78,134	(120,647)	81,586
Adjustments:
Deferred taxation/business combinations	194	1,898	1,704	(1,898)	1,898
Provisions	35	(91)	(124)	89	(91)
Oil and natural gas reserve differences	—	(164)	(164)	164	(164)
Goodwill and intangible assets	—	213	213	(213)	213
Derivative financial instruments	—	214	214	(214)	214
Inventory valuation	(93)	(38)	(38)	131	(38)
Gain arising on asset exchange	233	233	—	(233)	233
Pension and other postretirement benefits	82	2,815	2,421	(2,503)	2,815
Impairments	—	198	198	(198)	198
Equity-accounted investments	—	(102)	(102)	102	(102)
Consolidation of variable interest entities	—	(6)	(6)	6	(6)
Share-based payments	—	(314)	—	—	(314)
Other	—	(30)	(30)	30	(30)
	16,821	112,555	82,420	(125,384)	86,412

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At December 31, 2005
Noncurrent assets
Property, plant and equipment	5,852	—	80,095	—	85,947
Goodwill	—	—	10,371	—	10,371
Other intangible assets	418	—	4,354	—	4,772
Investments in jointly controlled entities	—	—	13,556	—	13,556
Investments in associates	—	2	6,215	—	6,217
Other investments	—	—	967	—	967
Subsidiaries – equity-accounted basis	2,016	107,206	—	(109,222)	—
Fixed assets	8,286	107,208	115,558	(109,222)	121,830
Loans	1,800	1,434	(119)	(2,294)	821
Other receivables	—	—	770	—	770
Derivative financial instruments	—	—	3,652	—	3,652
Prepayments and accrued income	—	—	1,269	—	1,269
Defined benefit pension plan surplus	—	3,226	56	—	3,282
	10,086	111,868	121,186	(111,516)	131,624
Current assets
Loans	—	—	132	—	132
Inventories	128	—	19,632	—	19,760
Trade and other receivables	13,780	1,211	50,313	(24,402)	40,902
Derivative financial instruments	—	—	9,726	—	9,726
Prepayments and accrued income	9	—	1,589	—	1,598
Current tax receivable	—	—	212	—	212
Cash and cash equivalents	(7)	3	2,964	—	2,960
	13,910	1,214	84,568	(24,402)	75,290
Total assets	23,996	113,082	205,754	(135,918)	206,914

Current liabilities
Trade and other payables	4,512	6,719	55,307	(24,402)	42,136
Derivative financial instruments	—	—	9,083	—	9,083
Accruals and deferred income	—	—	5,970	—	5,970
Finance debt	55	—	8,877	—	8,932
Current tax payable	1,537	—	2,737	—	4,274
Provisions	—	—	1,602	—	1,602
	6,104	6,719	83,576	(24,402)	71,997
Noncurrent liabilities
Other payables	495	—	3,734	(2,294)	1,935
Derivative financial instruments	—	—	3,696	—	3,696
Accruals and deferred income	—	27	3,137	—	3,164
Finance debt	—	—	10,230	—	10,230
Deferred tax liabilities	1,816	532	13,910	—	16,258
Provisions	536	—	9,418	—	9,954
Defined benefit pension plan and other postretirement benefit plan deficits	82	—	9,148	—	9,230
	2,929	559	53,273	(2,294)	54,467
Total liabilities	9,033	7,278	136,849	(26,696)	126,464
Net assets	14,963	105,804	68,905	(109,222)	80,450
Equity
BP shareholders’ equity	14,963	105,804	68,116	(109,222)	79,661
Minority interest	—	—	789	—	789
	14,963	105,804	68,905	(109,222)	80,450

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At December 31, 2005
Capital and reserves
Capital shares	3,353	5,185	—	(3,353)	5,185
Paid-in surplus	3,145	8,120	—	(3,145)	8,120
Merger reserve	—	26,493	697	—	27,190
Other reserves	—	16	—	—	16
Shares held by ESOP trusts	—	(140)	—	—	(140)
Revaluation of available-for-sale investments	—	—	385	—	385
Cash flow hedges	—	—	(234)	—	(234)
Exchange differences on translation of foreign operations	—	—	2,943	—	2,943
Treasury shares	—	(10,598)	—	—	(10,598)
Retained earnings	8,465	76,728	64,325	(102,724)	46,794
	14,963	105,804	68,116	(109,222)	79,661

The following is a summary of the adjustments to BP shareholders’ equity which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
BP shareholders’ equity as reported	14,963	105,804	68,116	(109,222)	79,661
Adjustments:
Deferred taxation/business combinations	215	2,025	1,810	(2,025)	2,025
Provisions	31	(112)	(141)	110	(112)
Oil and natural gas reserve differences	—	41	41	(41)	41
Goodwill and intangible assets	—	171	171	(171)	171
Derivative financial instruments	—	225	225	(225)	225
Inventory valuation	(76)	(167)	(167)	243	(167)
Gain arising on asset exchange	239	239	—	(239)	239
Pensions and other postretirement benefits	82	3,146	2,570	(2,652)	3,146
Impairments	—	327	327	(327)	327
Equity-accounted investments	—	(43)	(43)	43	(43)
Share-based payments	—	(334)	—	—	(334)
Other	—	(32)	(32)	32	(32)
	15,454	111,290	72,877	(114,474)	85,147

Cash flow statement

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended June 30, 2006
Net cash provided by operating activities	(365)	6,088	4,511	(1,085)	9,149
Net cash used in investing activities	(110)	263	(1,695)	—	(1,542)
Net cash used in financing activities	484	(6,353)	(874)	1,085	(5,658)
Currency translation differences relating to cash and cash equivalents	—	—	(36)	—	(36)
(Decrease) increase in cash and cash equivalents	9	(2)	1,906	—	1,913
Cash and cash equivalents at beginning of period	(9)	10	2,938	—	2,939
Cash and cash equivalents at end of period	—	8	4,844	—	4,852

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended June 30, 2005
Net cash provided by operating activities of continuing operations	737	3,841	2,641	(12)	7,207
Net cash provided by (used in) operating activities of Innovene operations	—	—	(470)	—	(470)
Net cash provided by operating activities	737	3,841	2,171	(12)	6,737
Net cash used in investing activities	(88)	—	(2,572)	—	(2,660)
Net cash used in financing activities	(637)	(3,837)	224	12	(4,238)
Currency translation differences relating to cash and cash equivalents	—	—	—	—	—
(Decrease) increase in cash and cash equivalents	12	4	(177)	—	(161)
Cash and cash equivalents at beginning of period	(8)	2	1,527	—	1,521
Cash and cash equivalents at end of period	4	6	1,350	—	1,360

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Six months ended June 30, 2006
Net cash provided by operating activities	595	11,890	8,222	(2,635)	18,072
Net cash used in investing activities	(209)	251	(4,314)	0	(4,272)
Net cash used in financing activities	(379)	(12,136)	(2,006)	2,635	(11,886)
Currency translation differences relating to cash and cash equivalents	—	—	(22)	—	(22)
(Decrease) increase in cash and cash equivalents	7	5	1,880	—	1,892
Cash and cash equivalents at beginning of period	(7)	3	2,964	—	2,960
Cash and cash equivalents at end of period	—	8	4,844	—	4,852

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Six months ended June 30, 2005
Net cash provided by operating activities of continuing operations	1,578	7,076	12,593	(5,078)	16,169
Net cash provided by (used in) operating activities of Innovene operations	—	—	(58)	—	(58)
Net cash provided by operating activities	1,578	7,076	12,535	(5,078)	16,111
Net cash used in investing activities	(166)	519	(4,593)	—	(4,240)
Net cash used in financing activities	(1,407)	(7,593)	(7,939)	5,078	(11,861)
Currency translation differences relating to cash and cash equivalents	—	—	(9)	—	(9)
(Decrease) increase in cash and cash equivalents	5	2	(6)	—	1
Cash and cash equivalents at beginning of period	(1)	4	1,356	—	1,359
Cash and cash equivalents at end of period	4	6	1,350	—	1,360

BP p.l.c. AND SUBSIDIARIES

ENVIRONMENTAL, OPERATING AND OTHER INFORMATION

ENVIRONMENTAL INDICATORS

	Three months ended June 30 (Unaudited)		Six months ended June 30 (Unaudited)
	2006	2005	2006	2005

Average crude oil realizations - $/bbl
UK	67.82	48.76	64.19	47.16
USA	65.37	49.27	61.84	46.21
Rest of World	64.90	44.57	60.46	43.08
BP average	65.96	47.79	62.08	45.60

Average natural gas liquids realizations - $/bbl
UK	46.33	34.34	47.16	32.30
USA	37.32	28.04	35.33	27.50
Rest of World	35.18	33.77	36.10	32.47
BP average	37.80	29.86	36.66	28.99

Average liquids realizations (a) - $/bbl
UK	66.61	47.83	63.32	46.27
USA	60.21	45.92	57.03	43.21
Rest of World	63.00	43.94	58.95	42.43
BP average	62.86	45.95	59.36	43.85

Average natural gas realizations - $/mcf
UK	5.67	4.82	6.92	5.21
USA	5.44	5.83	6.17	5.57
Rest of World	3.54	3.20	3.73	3.15
BP average	4.44	4.38	4.99	4.32

Total hydrocarbons - $/boe
UK	54.49	40.50	54.20	40.10
USA	47.56	40.99	47.64	38.86
Rest of World	37.27	28.65	36.78	27.75
BP average	44.58	36.11	44.39	34.86

Average oil marker prices - $/bbl
Brent	69.59	51.63	65.71	49.64
West Texas Intermediate	70.46	53.08	66.89	51.52
Alaska North Slope US West Coast	68.84	50.10	64.89	47.64

Henry Hub gas price (b) ($/mmbtu)	6.80	6.74	7.90	6.51
UK Gas – National Balancing point (p/therm)	34.55	30.15	52.70	34.02

Global Indicator Refining Margins (c) - $/bbl
Northwest Europe	5.78	5.68	4.33	4.27
US Gulf Coast	17.74	9.37	14.30	8.34
Midwest	14.75	7.45	9.82	5.65
US West Coast	21.27	14.53	16.25	13.71
Singapore	6.83	6.30	5.18	5.64
BP average	12.59	8.42	9.44	7.19

(a)          Crude oil and natural gas liquids.

(b)         Henry Hub First of Month Index.

(c)          The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

The table below shows the US dollar/sterling exchange rates used in the preparation of the financial statements. The period-end rate is the mid-point closing rate as published in the London edition of the Financial Times on the last day of the period.  The average rate for the period is the average of the daily mid-point closing rates for the period.

	Three months ended June 30 (Unaudited)		Six months ended June 30 (Unaudited)
US dollar/sterling exchange rates	2006	2005	2006	2005

Average rate for the period	1.83	1.86	1.79	1.87
Period-end rate	1.81	1.80	1.81	1.80

OPERATING INFORMATION

	Three months ended June 30 (Unaudited)		Six months ended June 30 (Unaudited)
	2006	2005	2006	2005

Crude oil production for subsidiaries (c) (thousand barrels per day) (net of royalties)
UK	264	290	266	289
Rest of Europe	60	73	62	74
USA	444	546	444	553
Rest of World	435	411	445	400
Total crude oil production	1,203	1,320	1,217	1,316

Natural gas liquids production for subsidiaries (thousand barrels per day) (net of royalties) (c)
UK	16	20	14	18
Rest of Europe	3	4	4	5
USA	121	127	122	131
Rest of World	29	25	30	26
Total natural gas liquids production	170	176	169	180

Liquids production for subsidiaries (a) (c) (thousand barrels per day) (net of royalties)
UK	280	310	280	307
Rest of Europe	64	77	65	79
USA	565	673	566	684
Rest of World	464	436	474	426
Total liquids production	1,373	1,496	1,386	1,496

Natural gas production for subsidiaries (million cubic feet per day) (c) (net of royalties)
UK	911	1,136	1,053	1,189
Rest of Europe	83	106	88	114
USA	2,493	2,727	2,489	2,688
Rest of World	4,134	3,844	4,030	3,829
Total natural gas production	7,620	7,813	7,660	7,820

Total production for subsidiaries (b) (c)(thousand barrels of oil equivalent per day) (net of royalties)
UK	437	506	462	513
Rest of Europe	78	96	81	99
USA	995	1,143	995	1,147
Rest of World	1,176	1,098	1,169	1,085
Total Group production	2,686	2,843	2,706	2,844

Equity-accounted entities (BP Share)
Total production (b) (thousand barrels of oil equivalent per day) (net of royalties)	1,332	1,269	1,320	1,263

	Three months ended June 30 (Unaudited)		Six months ended June 30 (Unaudited)
	2006	2005	2006	2005

Oil sales volumes (thousand barrels per day)
Refined products
UK	355	356	350	347
Rest of Europe	1,311	1,346	1,313	1,335
USA	1,631	1,656	1,615	1,652
Rest of World	579	604	573	612
Total marketing sales	3,876	3,962	3,851	3,946
Trading/supply sales	1,682	2,129	1,943	2,163
Total refined product sales	5,558	6,091	5,794	6,109
Crude oil	2,473	2,446	2,602	2,475
Total oil sales	8,031	8,537	8,396	8,584

Refinery throughputs (thousand barrels per day)
UK	162	210	137	187
Rest of Europe	671	671	655	659
USA	1,200	1,350	1,088	1,375
Rest of World	256	305	276	302
Total throughput	2,289	2,536	2,156	2,523

Chemicals production (thousand tonnes)
UK	298	317	601	634
Rest of Europe	741	735	1,583	1,541
USA	816	1,107	1,605	2,325
Rest of World	1,728	1,443	3,415	2,551
Total production	3,583	3,602	7,204	7,051

(a)          Crude oil and natural gas liquids.

(b)         Expressed in thousand barrels of oil equivalent per day (mboe/d).  Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.

(c)          Because of rounding, some totals may not agree exactly with the sum of their component parts.

CAPITAL EXPENDITURE AND ACQUISITIONS

	Three months ended June 30 (Unaudited)		Six months ended June 30 (Unaudited)
	2006	2005	2006	2005
	($ million)
By business

Exploration and Production
UK	244	213	426	389
Rest of Europe	74	37	143	68
USA	1,190	942	2,211	1,939
Rest of World	1,476	1,289	2,904	2,386
	2,984	2,481	5,684	4,782
Refining and Marketing
UK	83	97	144	140
Rest of Europe	101	111	166	178
USA	252	219	510	409
Rest of World	109	118	216	164
	545	545	1,036	891
Gas, Power and Renewables
UK	6	16	7	17
Rest of Europe	7	6	12	7
USA	32	19	52	32
Rest of World	19	10	33	16
	64	51	104	72

Other businesses and corporate
UK	39	82	58	157
Rest of Europe	—	58	—	78
USA	80	53	88	117
Rest of World	—	4	—	5
	119	197	146	357
	3,712	3,274	6,970	6,102
By geographical area
UK	372	408	635	703
Rest of Europe	182	212	321	331
USA	1,554	1,233	2,861	2,497
Rest of World	1,604	1,421	3,153	2,571
	3,712	3,274	6,970	6,102
Included above:
Acquisitions and asset exchanges	—	66	10	151
Innovene operations	—	125	—	254

NET DEBT RATIO

	Three months ended June 30 (Unaudited)		Six months ended June 30 (Unaudited)
	2006	2005	2006	2005
	($ million)
Net debt ratio – net debt: net debt + equity
Gross debt	19,286	19,302	19,286	19,302
Cash and cash equivalents	4,852	1,360	4,852	1,360
Net debt	14,434	17,942	14,434	17,942
Equity	82,356	80,097	82,356	80,097
Net debt ratio	15%	18%	15%	18%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: September 11, 2006	/s/ D J Pearl
D J PEARL Deputy Company Secretary